ING Select Multi-Index 5 and 7

Modified Single Premium Deferred Annuity Contracts

Issued By ING Life Insurance and Annuity Company

This prospectus sets forth the information you ought to know before investing. You should keep the prospectus for future reference. Additional information has been filed with the Securities and Exchange Commission (SEC) and is available upon written or oral request without charge.

The SEC maintains a web site (www.sec.gov) that contains material incorporated by reference and other information about us, which we file electronically. The reference number assigned to this offering of securities is 333-162420.

How to reach us…
Customer Service Center
Call:	(888) 854-5950
Write:	P.O. Box 10450, Des Moines,
Iowa, 50306-0450
Visit:	www.ingfinancialsolutions.com

The Contract provides a means for you to allocate to one or more Strategies using one or more Indexes, as applicable.

The Strategies currently available under your contract:

Fixed Rate, or Point-to-Point Cap Index…

Using one or any of these Index(es): S&P MidCap 400®

S&P 500® EURO STOXX 50® Russell 2000®

See pages 17 and 18, respectively. Although the Contract guarantees the availability of the Fixed Rate Strategy and the Point-to-Point Cap Index Strategy, there is no guarantee that the same or similar Indexes will always be available under the Point-to-Point Cap Index Strategy. We may in the future: add an Index or cease to accept Additional Premiums or Reallocations to an Index; decide to eliminate an Index; or need to substitute an Index. See pages 5 and 13. The Contract will have at least one Index available at all times. If you do not wish to reallocate to another available Index (or the Fixed Rate Strategy), you may Surrender the Contract. A Surrender Charge may apply. As a consequence, the amount of the Accumulation Value that you receive could be less than the Premium you originally paid into the Contract.

The SEC has not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

NOT: FDIC/NCUA INSURED; A DEPOSIT OF A BANK; BANK GUARANTEED; OR INSURED

BY ANY FEDERAL GOVERNMENT AGENCY. MAY LOSE VALUE.

RIGHT TO EXAMINE AND RETURN THIS CONTRACT: You may return the contract within 20 days of its receipt (or longer as state law may require or when issued as a replacement contract). If so returned, we will promptly pay you the Premium paid and not previously surrendered, as of the date the returned contract is received by us. See page 28.

EXCHANGES: Your agent should only recommend an exchange (replacement) if it is in your best interest and only after evaluating your personal and financial situation and needs, tolerance for risk and the financial ability to pay for the contract.

We pay compensation to broker/dealers whose registered representatives sell the contract. See page 28.
May 20, 2010	1

Contents

Contents	2	Spousal Beneficiary Contract Continuation	24
Summary – Contract Charges, Strategies and Risk Factors	5	Payment of the Proceeds to a Spousal or Non-spousal Beneficiary
ING Life Insurance and Annuity Company	7		24
Organization and Operation	7	Death Benefit Once Annuity Payments Have Begun	25
Regulatory Matters - the Company and the Industry	7	Annuity Payments and Annuity Plans	25
Insurance and Retirement Plan Products and Other Regulatory Matters		Annuity Payments	25
	7	Annuity Plans	26
Investment Product Regulatory Issues	7	Payments for a Period Certain	26
Product Regulation	8	Payments for Life with a Period Certain	26
Charges	8	Life Only Payments	26
Surrender Charge	8	Joint and Last Survivor Life Payments	26
Overnight Charge	9	Death of the Annuitant who is not an Owner	26
Premium Tax	9	Other Important Information	26
The Annuity Contract	10	Annual Report to Owners	26
Owner	10	Suspension of Payments	27
Joint Owner	10	Misstatement Made by Owner in Connection with Purchase of
Annuitant and Contingent Annuitant	10	this Contract	27
Beneficiary	11	Insurable Interest	27
Change of Owner or Beneficiary	11	Assignment	27
Contract Purchase Requirements	11	Contract Changes — Applicable Tax Law	28
Availability of the Contract	12	Right to Examine and Return This Contract	28
Crediting of Premium Payments	12	Non-Waiver	28
Strategy Election and Reallocations	13	Special Arrangements	28
Accumulation Value	14	Selling the Contract	28
Minimum Guaranteed Contract Value	15	State Regulation	30
Administrative Procedures	16	Legal Proceedings	30
Other Contracts	17	Legal Matters	30
The Strategies	17	Experts	30
Fixed Rate Strategy	17	Further Information	30
Point-to-Point Cap Index Strategy	17	Incorporation of Certain Documents by Reference	30
The Indexes	18	Inquiries	31
S&P MidCap 400®	19	United States Federal Income Tax Considerations	31
S&P 500®	19	Introduction	31
EURO STOXX 50®	19	Types of Contracts: Non-Qualified and Qualified	31
Russell 2000®	19	Taxation of Non-Qualified Contracts	31
		Premiums	31
Index Sponsors	20	Taxation of Gains Prior to Distribution	31
Standard & Poor’s	20	Taxation of Distributions	32
STOXX	20	Taxation of Qualified Contracts	34
Frank Russell Company	21
Surrenders	21	Tax General Deferral	34 35
Cash Surrender Value	21	Contributions	35
Partial Surrender	21	Distributions – General	35
Regular Surrenders	22	Withholding	37
Systematic Surrenders	22	Assignment and Other Transfers	37
Surrender Charges on Systematic Surrenders	23	Possible Changes in Taxation	37
Surrenders from Individual Retirement Annuities	23	Taxation of Company	38
Death Benefit	23
Death Benefit prior to the Maturity Date	23

Glossary

This glossary defines the special terms used throughout the prospectus. A special term used in only one section of the prospectus is defined there. The page references are to sections of the prospectus where more information can be found about a special term.

Accumulation Value –On the Contract Date, the Accumulation Value equals the Initial Premium paid less any premium tax, if applicable. At any time after the Contract Date, the Accumulation Value equals the sum of the Accumulation Value for each Allocation of Premium and Reallocation to a Strategy and associated Index, where applicable. See page 14.

Additional Premium – Any payment, other than the Initial Premium, made by you and accepted by us for this Contract. See page 11.

Allocation – Apportioning your Premium among available Strategies and Indexes, if applicable.

Allocation Anniversary – The same date as the applicable Allocation Date each year. If the Allocation Date is February 29th, in non-leap years, the Allocation Anniversary shall be March 1st.

Allocation Date – The date on which the Initial Premium, Reallocation or Additional Premium, as applicable, is allocated to any specific Strategy or Index. Allocation Year –The period beginning on an Allocation Anniversary and ending on the day before the following Allocation Anniversary.

Annuitant – The individual designated by you as the individual upon whose life Annuity Payments will be based. There may be two Annuitants. See page 10. Annuity Payments – Periodic payments made by us to you or, subject to our consent in the event the payee is not a natural person, to a payee designated by you. See page 25. Annuity Plan – An option elected by you, or the contractually designated default option if none is elected, that determines the frequency, duration and amount of the Annuity Payments. See page 25.

Beneficiary – The individual or entity you select to receive the Death Benefit. See page 11.

Business Day – Any day that the New York Stock Exchange (NYSE) is open for trading, exclusive of federal holidays, or any day the Securities and Exchange Commission (SEC) requires that mutual funds, unit investment trusts or other investment portfolios be valued.

Cash Surrender Value – The amount you receive upon full Surrender of this Contract. See page 21.

Code – The Internal Revenue Code of 1986, as amended. Company, we, us or our – ING Life Insurance and Annuity Company (ING Life), a stock company domiciled in Connecticut. See page 7.

Contingent Annuitant – The individual who is not an Annuitant and will become the Annuitant if all named Annuitants die prior to the Maturity Date and the Death Benefit is not otherwise payable. See page 10. Contract – This Modified Single Premium Deferred Annuity Contract.

Contract Anniversary – The same day and month each year as the Contract Date. If the Contract Date is February 29th,

in non-leap years, the Contract Anniversary shall be March 1st.

Contract Date – The date on which this Contract becomes effective.

Contract Year – The period beginning on a Contract Anniversary (or, in the first Contract Year only, beginning on the Contract Date) and ending on the day preceding the next Contract Anniversary.

Death Benefit – The amount payable to the Beneficiary upon death of any Owner (or, if the Owner is not a natural person, upon the death of any Annuitant) prior to the Maturity Date. See page 23.

Endorsements – Attachments to this Contract that add, change or supersede its terms or provisions.

Fixed Rate Strategy – The Strategy that applies the declared Fixed Rate Strategy Interest Rate to the applicable Premium or Reallocation of Accumulation Value. See page 17.

Fixed Rate Strategy Interest Rate – The declared annual interest rate applicable to the Fixed Rate Strategy. Guarantee Period – The 5- and 7-year periods from the Contract Date during which the Initial Minimum Guaranteed Strategy Value Rate will not change for Select Multi-Index 5 and Select Multi-Index 7 Contracts, respectively.

Index – An index available under the Point-to-Point Cap Index Strategy. See page 18.

Index Cap – The maximum Index Credit that may be applied at the end of each Indexing Period. It is declared annually in advance and is guaranteed for one year, unless that Premium or Reallocation is reallocated to another Strategy or Index. See page 17.

Index Credit – The rate credited to each Premium and Reallocation of Accumulation Value allocated to the Point-to-Point Cap Index Strategy and is based on the performance of the applicable Index as measured over the Indexing Period. See page 17.

Index Change – The percentage of change in an applicable Index during an Indexing Period, which is used to calculate the Index Credit under the Point-to-Point Cap Index Strategy. See page 17.

Index Number – The value of the Index. It excludes any dividends that may be paid by the firms that comprise the Index. See page 17.

Indexing Period – The period over which the Index Cap is guaranteed and the Index Credit is calculated. See page 17.

Initial Minimum Guaranteed Strategy Value Rate – The Minimum Guaranteed Strategy Value Rate during the Guarantee Period. See page 15.

Initial Premium – The payment made by you to us to put this Contract into effect. See page 11.

Irrevocable Beneficiary – A Beneficiary whose rights and

interests under this Contract cannot be changed without his, her or its consent. See page 11.

Joint Owner – An individual who, along with another individual Owner, is entitled to exercise the rights incident to ownership. Both Joint Owners must agree to any change or the exercise of any rights under the Contract.

The Joint Owner may not be an entity and may not be named if the Owner is an entity. See page 10.

Maturity Date – The Contract Anniversary following the oldest Annuitant’s attainment of age 85, on which the Proceeds are used to determine the amount paid under the Annuity Plan chosen. For Contracts issued in Florida, the Maturity Date may be any date following the first Contract Anniversary that is on or prior to the Contract Anniversary following the oldest Annuitant’s attainment of age 85. See page 25.

Minimum Guaranteed Strategy Value – A value equal to 87.5% of the portion of the Premium allocated to a Strategy (less premium taxes, if applicable), plus Reallocations into that Strategy, minus Reallocations and Surrenders taken from Accumulation Value in that Strategy, plus interest credited and compounded daily in a manner to yield the applicable Minimum Guaranteed Strategy Value Rate. See page 15.

Minimum Guaranteed Strategy Value Rate – The annual rate used in the calculation of the Minimum Guaranteed Strategy Value, which is set on the Contract Date and subject to reset beginning on and after the Contract Anniversary following the Guarantee Period. See page 15.

     (The Minimum Guaranteed Strategy Value Rate will not change during the Guarantee Period. We refer to the Minimum Guaranteed Strategy Value Rate as the Initial Minimum Guaranteed Strategy Value Rate during the Guarantee Period.) Notice to Us – Notice made in a form that: (1) is approved by or is acceptable to us; (2) has the information and any documentation we determine in our sole discretion to be necessary to take the action requested or exercise the right specified; and (3) is received by us at our Customer Service Center at the address specified on page 1. Under certain circumstances, we may permit you to make Notice to Us by telephone or electronically.

Owner – The individual (or entity) who is entitled to exercise the rights incident to ownership. The terms “you” or “your,” when used in this prospectus, refer to the Owner.

See page 10.

Point-to-Point Cap Index Strategy – The Strategy that credits interest to the applicable Premium or Reallocation of Accumulation Value based on the Index Change of the Index over the Indexing Period.

Premium – Collectively the Initial Premium and any Additional Premium. See page 11.

Premium Allocation Percentage – The percentage of Premium allocated to any specific Strategy.

Proceeds – The greater of the Minimum Guaranteed Contract Value or the Accumulation Value. See pages 15 and 14, respectively.

Qualified Institutional Care – For Contracts issued in Washington, care provided in a hospital, skilled or intermediate nursing home, congregate care facility, adult family home, or other facility certified or licensed by the state primarily affording diagnostic, preventative, therapeutic, rehabilitative, maintenance or person care services. Such facility provides twenty-four hour nursing services on its premises or in facilities available to the institution on a formal prearranged basis. See page 9.

Qualifying Medical Professional – A legally licensed practitioner of the healing arts who: (1) is acting within the scope of his or her license; (2) is not a resident of your household or that of the Annuitant; and (3) is not related to you or the Annuitant by blood or marriage. See page 9. Reallocation – To change the Strategy and/or Index applicable to a portion or all of the Accumulation Value. See page 13.

Right to Examine and Return this Contract – The period of time during which you have the right to return the Contract for any reason, or no reason at all, and receive the Premium paid and not previously Surrendered. See page 28.

Strategy – The interest crediting strategy available under this Contract. See page 17.

Surrender – A transaction in which all or a part of the Accumulation Value is taken from the Contract. See page 21.

Surrender Charge – A charge that is applied to certain full or partial Surrenders during the first five Contract Years, or the first seven Contract Years, as applicable, and will reduce the amount paid to you. See page 8.

Surrender Charge Free Amount – Equals 10% of the Contract’s Accumulation Value as determined on the date of the first partial Surrender during the Contract Year. This is the amount you may Surrender without any Surrender Charge. See page 8.

Summary – Contract Charges, Strategies and Risk Factors

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.

A SURRENDER CHARGE will apply to certain full or partial Surrenders according to one of the schedules below. The rate of the Surrender Charge is a percentage of the Accumulation Value withdrawn. The Surrender Charge will diminish each Contract Year. The Surrender Charge is deducted from the Accumulation Value. The surrender charge schedule will depend on the Contract you purchase.

Select Multi-Index 5
Full years since Contract Date	1	2	3	4	5	6+
Surrender Charge	8%	7%	6%	5%	4%	0%

Select Multi-Index 7
Full years since Contract Date	1	2	3	4	5	6	7	8+
Surrender Charge	9%	8%	7%	6%	5%	4%	3%	0%

A charge for PREMIUM TAXES may also be deducted. See page 9.

The Contract provides a means for you to allocate Premium and reallocate Accumulation Value to one or more STRATEGIES using one or more Indexes, as applicable. Two Strategies are available:

  Fixed Rate Strategy – With the Fixed Rate Strategy, interest is credited daily on the Accumulation Value at a rate that is guaranteed never to be less than the Fixed Rate Strategy Minimum Guaranteed Interest Rate. See page 17.
  Point-to-Point Cap Index Strategy – With the Point-to-Point Cap Index Strategy, the Accumulation Value depends on the performance of an index. The Contract defines as the Index Credit the amount attributable to index performance that is used in calculating the Accumulation Value. Index credits are applied to the Accumulation Value at the end of the relevant period.
  There are no partial index credits. See page 17.

Which Strategy is right for you depends on your investment time horizon, need for liquidity and risk tolerance. The Contract and its Strategies are not designed to be short-term investments.

RISK FACTORS

Purchasing the Contract involves certain risks. Additional information about these risks appears under “Surrender Charge” on page 8, and “Surrenders” on page 21. You should carefully consider your personal tax situation, and the expected U.S. federal income tax treatment, with your qualified tax advisor before you purchase a Contract. See page 31 for a discussion of some general tax considerations.

Liquidity Risk – The Contract is designed for long-term investment and should be held for at least the length of the surrender charge period. The Surrender Charge Free Amount provides some liquidity. However, if you withdraw more than the Surrender Charge Free Amount, a Surrender Charge may apply, which could result in loss of principal and earnings. Because the Contract provides only limited liquidity during the surrender charge period, it is not suitable for short-term investment.

Investment Risk for the Fixed Rate Strategy – The investment risk and return characteristics for the Fixed Rate Strategy are similar to those of typical of fixed annuities. Accumulation Value in the Fixed Rate Strategy provides a fixed rate of return. The Company guarantees principal and credited interest, and provides for no participation in equity or other markets. In the case of a Surrender, interest will be credited on the portion of the Fixed Rate Strategy’s Accumulation Value surrendered up to the date of the Surrender. However, a Surrender Charge may apply to certain full or partial Surrenders, which could result in the loss of principal and earnings. Because of the Surrender Charge, you bear the risk that you may receive less than your principal.

Investment Risk for the Point-to-Point Cap Index Strategy – The investment risk and return characteristics for the Point-to-Point Cap Index Strategy are expected to fall in between those typical of fixed annuities and those typical of equity mutual funds or variable annuities. A fixed annuity guarantees principal, and provides for no participation in equity or other markets. A variable annuity does not guarantee principal, and may provide for up to 100% participation in equity or other markets. Long-term returns under the Point-to-Point Cap Index Strategy may be higher than those offered by a typical fixed annuity, but will be more volatile than under a fixed annuity as the Index fluctuates. The guarantees under the Contract may make the Point-to-Point Cap Index Strategy more suitable than direct equity investment for risk-averse Owners. However, expected long-term returns of the Point-to-Point Cap Index Strategy will be lower than those for equity mutual funds or variable annuities. As Strategies linked to an index do not offer any guaranteed minimum Index Credit, you are assuming the risk that an investment in the Point-to-Point Cap Index Strategy could offer no return. Furthermore, amounts withdrawn from the Point-to-Point Cap Index Strategy prior to the end of the indexing period (the period over which the Index Credit is calculated) will not receive the Index Credit for that year.

We may Add an Index, or Cease to Accept Additional Premiums or Reallocations to an Index – We may add new Indexes as we deem appropriate, subject to approval by the insurance supervisory official in the jurisdiction in which the Contract is issued. Alternatively, we may cease to accept Additional Premiums to an Index at any time in our sole discretion. We may also cease to accept Reallocations to an Index (when you reallocate from one Index to another), or cease to permit Accumulation Value from continuing to be applied to an Index at the applicable Allocation Anniversary. The Contract will have at least one Index available at all times. You bear the risk that we may not add new Indexes, or that fewer Indexes will be available than when you bought the Contract.

We may decide to Eliminate an Index – We may eliminate an Index under the following conditions: the Index is discontinued by its sponsor; its composition is substantially changed; our agreement with the sponsor of the Index is terminated (see page 18); or we determine that conditions in the capital markets do not permit us to effectively establish reasonable Index Caps (see page 17). We will not eliminate an Index before the Allocation Anniversary of any and all your Allocations or Reallocations to the Index. In other words, we will not eliminate an Index to which Premium, any Additional Premiums or Accumulation Value is allocated until the end of the Indexing Period. Rather, in determining to eliminate an Index, we will cease accepting Additional Premiums or Reallocations to an Index, or cease to permit Accumulation Value from continuing to be applied to the Index at the applicable Allocation Anniversary, until you no longer have any Allocations or Reallocations to the Index, at which time the Index will be eliminated. See page 13. The Contract will have at least one Index available at all times. You bear the risk that fewer Indexes will be available than when you bought the Contract.

We may need to Substitute an Index – We will substitute an Index only in the event that the Index is discontinued by its sponsor, or the circumstances under which our agreement with the sponsor is terminated do not allow sufficient time for us to eliminate the Index. If we need to substitute an Index before your Allocation Anniversary, we will designate an index that is comparable, which means the designated substitute Index would have a similar composition of underlying securities, sufficient liquidity for hedging and recognition in the marketplace. Also, we will designate a substitute Index that has similar performance. We will calculate the Index Credit using the performance of the designated substitute Index. The Index Credit will reflect the Index Change of the designated substitute Index over the Indexing Period, but still subject to the same Index Cap that we declared at the beginning of the Indexing Period. The designated substitute Index may perform differently than the discontinued Index. Substituting an Index, however, will not affect the minimum guarantees for the Strategy. See page 13. You bear the risk that the Index Credit attributable to the designated substitute Index may not be as great as the Index Credit you might have been anticipating based on the discontinued Index (had the index sponsor not discontinued the Index).

The Fixed Rate Strategy is the Default when an Index is Eliminated – We will notify you in writing at least 30 days in advance of the date on which an Index will be eliminated. We will not eliminate an Index before the Allocation Anniversary of any and all Allocations to the Index. During the 30 days following each Allocation Anniversary, you may reallocate Accumulation Value in the Index to be eliminated that corresponds to the relevant Allocation Anniversary to another available Strategy or Index without penalty. If we do not receive direction from you, we will reallocate such Accumulation Value to the Fixed Rate Strategy, where it will remain allocated until the next Allocation Anniversary. You will bear the investment risk of this Reallocation attributable to the Fixed Rate Strategy during the succeeding Allocation Year.

Loss of Principal – Surrenders of Accumulation Value in excess of the Contract’s Surrender Charge Free Amount are subject to a Surrender Charge. See page 8. You bear the risk of loss that you may receive less than your principal after any Surrender Charge is deducted.

The Company’s Claims Paying Ability – The Contract is not a separate account product. This means that the assets supporting the Contract are not held in a separate account of ING Life for the benefit of Owners of the Contract and not insulated from the claims of our creditors. Your guarantees will be paid from our general account and, therefore, are subject to our claims paying ability. See page 7.

ING Life Insurance and Annuity Company

Organization and Operation

ING Life Insurance and Annuity Company issues the Contracts described in this prospectus and is responsible for providing each Contract’s insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. (“ING”), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or combinations thereof.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

One Orange Way Windsor, Connecticut 06095-4774

Regulatory Matters - the Company and the Industry

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters

     Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues

     Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING’s U.S. based operations, including the Company.

Product Regulation

Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to non-qualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See page 31 for further discussion of some of these requirements). Failure to administer certain non-qualified contract features (for example, contractual annuity start dates in non-qualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

Charges

A Surrender Charge may apply to a full or partial Surrender. A charge for premium taxes may also be deducted.

Surrender Charge

A Surrender Charge may be deducted from the portion of the Accumulation Value being withdrawn in the following events:

A full or partial Surrender while the applicable Surrender Charge schedule is in effect in an amount that is greater than 10% of the Contract’s Accumulation Value, as determined on the date of the first partial Surrender during the Contract Year, which we refer to as the Surrender Charge Free Amount; or
You apply the Cash Surrender Value to an Annuity Plan while the applicable Surrender Charge schedule is in effect.

The Surrender Charge is designed to recover the costs we incur in selling the Contract if you request a full or partial Surrender that is too early. The rate of the Surrender Charge is a percentage of the Accumulation Value withdrawn. The Surrender Charge will diminish each Contract Year. The percentage imposed at the time of a Surrender depends on the number of complete years that have elapsed since the Contract Date. Surrenders will be taken from the Accumulation Value in each Strategy in the same order as allocated (last in first out (LIFO)) and in the same proportion as your Accumulation Value associated with the Strategy and any applicable Index relative to the total Accumulation Value. The surrender charge schedule will depend on the Contract you purchase.

Select Multi-Index 5
Full years since Contract Date	1	2	3	4	5	6+
Surrender Charge	8%	7%	6%	5%	4%	0%

Select Multi-Index 7
Full years since Contract Date	1	2	3	4	5	6	7	8+
Surrender Charge	9%	8%	7%	6%	5%	4%	3%	0%

We primarily invest in fixed income securities that correspond to the assumed duration of our contractual obligations. We generally assume a Select Multi-Index 5 Contract will be surrendered before a Select Multi-Index 7 Contract and a certain number of Contracts will be surrendered around the time the Surrender Charge schedule expires. Based on these assumptions, the Company will invest in shorter term fixed income securities for Select Multi-Index 5 Contracts and longer term fixed income securities for Select Multi-Index 7 Contracts. Fixed income securities of a longer duration tend to earn a higher rate of interest than those of a shorter duration. Therefore, if you elect the Surrender Charge schedule for the Select Multi-Index 5 Contract, we may credit a lower interest rate or index credit than if you elect the Surrender Charge schedule for the Select Multi-Index 7 Contract. The difference is not fixed and will vary based on market conditions, which we cannot predict.

No Surrender Charge applies to:

The Surrender Charge Free Amount, which is the maximum amount you may withdraw each Contract Year without incurring a Surrender Charge (i.e., 10% of the Contract’s Accumulation Value as determined on the date of the first partial Surrender during the Contract Year);
The commencement of Annuity Payments that begin after the applicable Surrender Charge schedule ends;
The portion of a Surrender in excess of the Surrender Charge Free Amount that is subject to the Required
Minimum Distribution (RMD) rules of the Code; and
A Reallocation during the 30 days following an Allocation Anniversary (see page 13).

For Contracts issued in Florida, no Surrender Charge applies when we apply the Proceeds to an Annuity Plan on the Maturity Date (see page 25).

The Contract has a waiver of Surrender Charge for Extended Medical Care or a Terminal Condition. Extended Medical Care means confinement in a Hospital or Nursing Home prescribed by a Qualifying Medical Professional. Terminal Condition means an illness or injury that results in a life expectancy of 12 months or less, as measured from the date of diagnosis by a Qualifying Medical Professional. For purposes of this waiver:

A Hospital or Nursing Home is defined as a hospital or a skilled care or intermediate care nursing facility:
¡Operating as such according to applicable law; and
¡At which medical treatment is available on a daily basis.
è A Hospital or Nursing Home does not include a rest home or other facility whose primary purpose is to provide accommodations, board or personal care services to individuals who do not need medical or nursing care.
A Qualifying Medical Professional is defined as a legally licensed practitioner of the healing arts who:
¡Is acting within the scope of his or her license;
¡Is not a resident of your household or that of the Annuitant; and
¡Is not related to you or the Annuitant by blood or marriage.

To qualify for a waiver as a result of Extended Medical Care:

You (or any Annuitant, if the Owner is a non-natural person) begin receiving Extended Medical Care on or after the first Contract Anniversary and receive such Extended Medical Care for at least 45 days during any continuous
60-day period; and
Your request for a Surrender, together with satisfactory proof of such Extended Medical Care, must be provided by Notice to Us during the term of such Extended Medical Care or within 90 days after the last day that you received Extended Medical Care.

To qualify for a waiver as a result of a Terminal Condition:

You (or any Annuitant, if the Owner is a non-natural person) must first be diagnosed by a Qualifying Medical
Professional as having a Terminal Condition on or after the first Contract Anniversary; and
Your request for a Surrender, together with satisfactory proof of such Terminal Condition, must be provided by
Notice to Us.

We require the proof of Extended Medical Care or a Terminal Condition to be in writing and, where applicable, attested to by a Qualifying Medical Professional. We reserve the right in the Contract to require a secondary medical opinion by a Qualifying Medical Professional of our choosing. We will pay for any such secondary medical opinion.

¡ IMPORTANT NOTE: The waiver of Surrender Charge for Extended Medical Care or a Terminal condition is not available for contracts issued in Massachusetts and California. For Contracts issued in Washington, the waiver is available for Qualified Institutional Care or a Terminal Condition. Qualified Institutional Care means care provided in a hospital, skilled or intermediate nursing home, congregate care facility, adult family home, or other facility certified or licensed by the state primarily affording diagnostic, preventative, therapeutic, rehabilitative, maintenance or person care services. Such facility provides twenty-four hour nursing services on its premises or in facilities available to the institution on a formal prearranged basis.

Overnight Charge

You may choose to have a $20 overnight charge deducted from the amount of a Surrender you would like sent to you by overnight delivery service.

Premium Tax

In certain states, the Premium you pay for the Contract is subject to a premium tax. A premium tax is generally any tax or fee imposed or levied on us by any state government or political subdivision thereof in consideration of your Premium received by us.

Currently, the premium tax ranges from zero to 3.5%, depending on your state of residence. We reserve the right in the Contract to recoup the amount of any premium tax from the Accumulation Value if and when:

The premium tax is incurred by us;
The Proceeds or Cash Surrender Value, as applicable, are applied to an Annuity Plan; or
You take a full or partial Surrender the Contract.

We reserve the right in the Contract to change the amount we charge for the premium tax if you change your state of residence. We do not expect to incur any other tax liability attributable to the Contract. We also reserve the right to charge for any other taxes as a result of any changes in applicable law.

The Annuity Contract

The Contract described in this prospectus is a modified single premium deferred annuity contract. The Contract is non-participating, which means that it will not pay dividends resulting from any of the surplus or earnings of the Company. We urge you to read the Contract because it defines your rights as an investor. The Contract consists of any attached application, amendment or Endorsements that are issued in consideration of the Initial Premium paid. The Contract provides a means for you to allocate Premium one or more Strategies.

Owner

The Owner is the individual (or entity) entitled to exercise the rights incident to ownership. The Owner may be an individual or a non-natural person (e.g., a corporation or trust). We require the Owner to have an insurable interest in the Annuitant. See page 27. Two individuals may own the Contract, which we refer to as Joint Owners. Joint Owners must agree to any changes or exercise of the rights under the Contract. The Death Benefit becomes payable if any Owner dies prior to the Maturity Date. If the Owner is a non-natural person, the Death Benefit becomes payable if any Annuitant dies prior to the Maturity Date. See page 23. We will pay the Death Benefit to the Beneficiary (see below).

Joint Owner

For Contracts purchased with after-tax money, which we refer to as non-qualified Contracts, Joint Owners may be named in a written request to us at any time before the Contract is in effect. A Joint Owner may not be an entity, however, and may not be named if the Owner is an entity. In the case of Joint Owners, all Owners must agree to any change or exercise of the rights under the Contract. All other rights of ownership must be exercised jointly by both Owners. Joint Owners own equal shares of any benefits accruing or payments made to them. In the case of Joint Owners, upon the death of a Joint Owner, we will designate the surviving Joint Owner as the Beneficiary, and the Death Benefit is payable. See page 23. This Beneficiary change will override any previous Beneficiary designation. All rights of a Joint Owner terminate upon the death of that Owner, so long as the other Joint Owner survives, and the deceased Joint Owner’s entire interest in the Contract will pass to the surviving Joint Owner. The Death Benefit is either payable to the surviving Joint Owner, or in the case of a surviving Joint Owner who is the spouse of the deceased Joint Owner, will be payable if the surviving Joint Owner dies prior to the Maturity Date. See page 25.

Annuitant and Contingent Annuitant

The Annuitant is the individual upon whose life the Annuity Payments are based. The Annuitant must be a natural person, who is designated by you at the time the Contract is issued. There may be two Annuitants. If you do not designate the Annuitant, the Owner will be the Annuitant. In the case of Joint Owners, we will not issue a Contract if you have not designated the Annuitant. If the Owner is a non-natural person, an Annuitant must be named. We require the Owner to have an insurable interest in the Annuitant. See page 27.

You may name a Contingent Annuitant. A Contingent Annuitant is the individual who will become the Annuitant if all named Annuitants die prior to the Maturity Date.

Neither the Annuitant nor the Contingent Annuitant can be changed while he or she is still living. Permitted changes to the Annuitant:

If the Owner is an individual, and the Annuitant dies before the Maturity Date, the Contingent Annuitant, if any, will become the Annuitant, if two Owners do not exist.
Otherwise, the Owner will become the Annuitant if the Owner is a natural person.
If two individual Owners exist, the youngest Owner will become the Annuitant.
The Owner, or joint Owners, must name an individual as the Annuitant if the Owner is age 85 or older as of the date of the Annuitant’s death. We require the Owner to have an insurable interest in the Annuitant. See page 27.

If the Owner is a non-natural person, and any Annuitant dies before the Maturity Date, we will pay the Death Benefit to the designated Beneficiary (see below). There are different distribution requirements under the Code for paying the Death Benefit on a Contract that is owned by a non-natural person. You should consult your tax adviser for more information if the Owner is a non-natural person.

Beneficiary

The Beneficiary is the individual or entity designated by you to receive the Death Benefit. The Beneficiary may become the successor Owner if the Owner, who is a spouse, as defined under U.S. federal law, dies before the Annuity Commencement Date or the Maturity Date, as applicable. The Owner may designate a Contingent Beneficiary, who will become the Beneficiary if all primary Beneficiaries die before any Owner (or any Annuitant if the Owner is a non-natural person). The Owner may designate one or more primary Beneficiaries and Contingent Beneficiaries. The Owner may also designate any Beneficiary to be an Irrevocable Beneficiary. An Irrevocable Beneficiary is a Beneficiary whose rights and interest under the Contract cannot be changed without the consent of such Irrevocable Beneficiary.

Payment of the Death Benefit to the Beneficiary:

We pay the Death Benefit to the primary Beneficiary (unless there are Joint Owners, in which case the Death
Benefit is paid to the surviving Owner(s)).
If all primary Beneficiaries die before any Annuitant or any Owner, as applicable, we pay the Death Benefit to any Contingent Beneficiary.
If there is a sole natural Owner and no surviving Beneficiary (or no Beneficiary is designated), we pay the Death
Benefit to the Owner’s estate.
If the Owner is not a natural person and all Beneficiaries die before the Annuitant (or no Beneficiary is designated), the Owner will be deemed to be the primary Beneficiary.
One or more individuals may be a Beneficiary or Contingent Beneficiary.
In the case of more than one Beneficiary, we will assume any Death Benefit is to be paid in equal shares to all surviving Beneficiaries in the same class (primary or contingent), unless you provide Notice to Us directing otherwise.

We will deem a Beneficiary to have predeceased the Owner if:

The Beneficiary died at the same time as the Owner;
The Beneficiary died within 24 hours after the Owner’s death; or
There is insufficient evidence to determine that the Beneficiary and Owner died other than at the same time.

The Beneficiary may decide how to receive the Death Benefit, subject to the distribution requirements under Section 72(s) of the Code. You may restrict a Beneficiary’s right to elect an Annuity Plan or receive the Death Benefit in a single lump-sum payment.

Change of Owner or Beneficiary

You may transfer ownership of a non-qualified Contract before the Maturity Date. The new Owner’s age may not be greater than age 75, or the age of the current owner, at the time. We require any new Owner to have an insurable interest in the Annuitant. See page 27. You have the right to change the Beneficiary unless you have designated such person as an Irrevocable Beneficiary at any time prior to the Maturity Date. Notice to Us is required for any changes pursuant to the Contract. Any such change will take effect as of the date Notice to Us is received and not affect any payment made or action taken by us before recording the change. A change of Owner likely has tax consequences. See page 31 for more information.

Contract Purchase Requirements

We will issue a Contract so long as the Annuitant and the Owner (if a natural person) are age 75 or younger at the time of application. An insurable interest must exist at the time we issue the Contract. In purchasing the Contract, you will represent and acknowledge that the Owner has an insurable interest in the Annuitant. We require the agent/registered representative to confirm on the application that the Owner has an insurable interest in the Annuitant. Insurable interest means the Owner has a lawful and substantial economic interest in the continued life of the Annuitant. See page 27.

The minimum initial payment (which we refer to as the Initial Premium) must be at least $15,000. We currently accept as the Initial Premium payments from multiple sources involving transfers and exchanges identified on the application and received no more than 45 days after our receipt of the application. We will hold the Fixed Rate Strategy Interest Rates (see page 17), Index Caps (see page 17) and the Minimum Guaranteed Strategy Value Rates (see page 15) during this time and issue the Contract with the higher current rates.

Except for Contracts issued in Florida, we accept Additional Premium, subject to our right in the Contract to limit or refuse to accept Additional Premium. For Contracts issued in Florida, we accept Additional Premium subject to our right in the Contract not to accept Additional Premium above $100,000.

Each Additional Premium must be at least $5,000. We currently accept Additional Premium up to 90 days after the first Contract Anniversary, but only when you notify us that Additional Premium will be coming before the end of the first Contract Year. Otherwise, we will only accept Additional Premium through the end of the first Contract Year. The Allocation Date for each Additional Premium will be the date that such Additional Premium is allocated to a Strategy. Allocation Anniversaries will be calculated accordingly.

On Premiums of $75,000 or more (including Additional Premiums), we may offer higher Index Caps on the Point-to-Point Cap Index Strategy. There is no minimum allocation requirement per Strategy. Under certain circumstances, we may waive the minimum payment requirement.

We may refuse to accept certain forms of payment (e.g., travelers’ checks). We may also require information as to why a particular form of payment was used (e.g., third party checks), and the source of the funds, before we decide to accept it. We will not issue a Contract when you use an unacceptable form of payment. We will return to the source any payments we determine to be unacceptable.

If your Premium payment was transmitted by wire order from your agent/registered representative (broker-dealer), we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. Which procedure depends on whether your state or agent/registered representative (broker-dealer) requires a paper application to issue the Contract.

If an application is required, we will issue the Contract along with a Contract acknowledgement and delivery statement, but we reserve the right to void the Contract if we are not in receipt of a properly completed application within 5 days of receiving the Initial Premium. We will refund the Accumulation Value plus any charges we deducted, and the Contract will be voided. We will return the Premium when required.
When an application is not required, we will issue the Contract along with a Contract acknowledgement and delivery statement. We require you to execute and return the Contract acknowledgement and delivery statement.
Until you do, we will require a signature guarantee, or notarized signature, on certain transactions prior to processing.

Our prior approval is required for Premiums that would cause the Accumulation Value of all annuities you maintain with us to exceed $1,000,000 ($100,000 for Contracts issued in Florida).

Availability of the Contract

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract if:

You are looking for a short-term investment;
You cannot risk getting back an amount less than your initial investment; or
Your assets are in a plan that already provides for tax-deferral and you can identify no other benefits in purchasing this Contract.

When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, you should determine whether your existing contract will be subject to any fees or penalties upon termination of such contract. You should also compare the fees and charges, coverage provisions and limitations, if any, of your existing contract to this Contract.

Individual Retirement Accounts, or IRAs, and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits, which other plans may not provide. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See page 34.

Crediting of Premium Payments

We will process your Initial Premium within 2 Business Days of receipt and allocate it according to the instructions you specify, so long as the application and all information necessary for processing the Contract is complete. We will process Additional Premium payments within 1 Business Day if we receive all information necessary.

In the event that your application is incomplete for any reason, we are permitted to retain your Initial Premium for up to 5 Business Days while attempting to complete it. If the application cannot be completed during this time, we will inform you of the reasons for the delay. We will also return the Initial Premium promptly. Alternatively, you may direct us to hold the Initial Premium, which we will place in a non-interest bearing account until the application is completed. Once you complete the application, we will process your Initial Premium within 2 Business Days and allocate it according to your instructions. On Additional Premium, we will ask about any missing information. Additional Premium will be allocated in the same proportion as the payment of Initial Premium, unless you specify otherwise.

We may also refuse to accept certain forms of Premium payments or loan repayments, if applicable, (e.g., traveler’s checks) or restrict the amount of certain forms of Premium payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (e.g., third party checks and the source of the funds, before we decide to accept it. We will return to the source any payments we determine to be unacceptable.

Strategy Election and Reallocations

You elect the Strategy or Strategies and Indexes to allocate your Premium, as applicable. You may reallocate to another available Strategy or Index without penalty, or continue in the same Strategy, during the 30 days following each Allocation Anniversary. Reallocations are taken on a last-in-first-out basis (LIFO). Your request for Reallocation will be effective on the Allocation Anniversary. No Surrender Charge applies.

We may cease to accept Additional Premiums to an Index at any time in our sole discretion. We may also cease to accept Reallocations to an Index (when you reallocate from one Index to another), or cease to permit Accumulation Value from continuing to be applied to an Index at the applicable Allocation Anniversary. We may eliminate or substitute an Index under the following conditions:

The Index is discontinued by its sponsor;
The composition of the Index is substantially changed;
Our agreement with the Index sponsor is terminated (see page 18); or
We determine that conditions on the capital markets do not permit us to effectively establish reasonable Index
Caps applicable to the Point-to-Point Cap Index Strategy. See page 17.

We will not eliminate an Index before the Allocation Anniversary of any and all your Allocations or Reallocations to the Index. In other words, we will not eliminate an Index to which Premium, any Additional Premiums or Accumulation Value is allocated until the end of the Indexing Period. Rather, in determining to eliminate an Index, we will cease accepting Additional Premiums or Reallocations to an Index, or cease to permit Accumulation Value from continuing to be applied to any specific Index at the applicable Allocation Anniversary, until you no longer have any Allocations or Reallocations to the Index, at which time the Index will be eliminated. We will notify you in writing at least 30 days in advance of making this determination. During the 30 days following each Allocation Anniversary, you may reallocate Accumulation Value in the Index to be eliminated that corresponds to the relevant Allocation Anniversary to another available Strategy or Index without Penalty. If we do not receive direction from you within the 30-day period, we will reallocate such Accumulation Value to the Fixed Rate Strategy, where it will remain allocated until the next Allocation Anniversary.

We will substitute an Index only in the event that the Index is discontinued by its sponsor, or the circumstances under which our agreement with the sponsor do not allow sufficient time for us to eliminate the Index. If we need to substitute an Index before your Allocation Anniversary, we will designate an index that is comparable, which means the designated substitute Index would have a similar composition of underlying securities, sufficient liquidity for hedging and recognition in the marketplace. For example, an index that is comparable to the S&P 500® Index will have stocks of large, publicly held domestic companies. Also, we will designate a substitute Index that has similar performance. We will calculate the Index Credit using the performance of the designated substitute Index. The Index Credit will reflect the Index Change of the designated substitute Index over the Indexing Period, but still subject to the same Index Cap that we declared at the beginning of the Indexing Period. We use the Index Change of the designated substitute Index to calculate the Index Credit because the Index Number of the designated substitute Index as of the start of the Indexing Period may not be the same as the Index Number of the discontinued Index:

	Index	Index
	Number as	Number as
	of Start of	of End of
	Index	Index	Index		Index
	Period	Period	Change	Index Cap	Credit
Discontinued Index	1,500	N/A	N/A	7%	N/A
Substitute Index	2,215	2,268	2.39%	7%	2.39%

It is possible that the Index Credit attributable to the designated substitute Index may not be as great as the Index Credit you might have been anticipating based on the discontinued Index (had the index sponsor not discontinued the Index). Substituting an Index will not affect the minimum guarantees for the Strategy. See page 15.

Otherwise, any Additional Premiums accepted or Reallocations continued to be applied to an Index or Strategy are subject to the terms and conditions in existence for such Strategy and Index available at that time, including Fixed Interest Rates, and the Index Caps on the Point-to-Point Cap Index Strategy, which may differ from those applicable to previous Allocations or Reallocations.

The Contract will have at least one Index available at all times. We reserve the right to add Indexes, subject to approval by the insurance supervisory official in the jurisdiction in which the Contract is issued.

Accumulation Value

There is a separate Accumulation Value and Allocation Date for EACH allocation of Premium to a Strategy and associated Index. On the Contract Date, the Accumulation Value equals the Initial Premium paid less any premium tax, if applicable. At any time after the Contract Date, the Accumulation Value equals the sum of the Accumulation Value for each allocation of Premium and Reallocation to a Strategy and associated Index, where applicable, as determined below.

Accumulation Value for the Fixed Rate Strategy

On Each Allocation Date	On Each Allocation Anniversary
The Accumulation Value equals:	The Accumulation Value associated with EACH Premium or
Reallocation to the Fixed Rate Strategy equals:
¡The amount of each Premium allocated to the Fixed Rate	¡The Accumulation Value of the Premium or Reallocation
Strategy; and	on the last Allocation Anniversary
è Minus any premium tax, if applicable.	è Minus any Reallocations out of the Accumulation Value
of the Premium or Reallocation, as applicable, allocated to
the Fixed Rate Strategy since the last Allocation
Anniversary
¡The amount of each Reallocation allocated to the Fixed	è Minus any adjustments for partial Surrenders of the
Rate Strategy, if any.	Premium or Reallocation, as applicable, allocated to the
Fixed Rate Strategy since the last Allocation Anniversary
è Plus interest credited daily at the Fixed Interest Rate
Strategy Interest Rate.

Accumulation Value for the Point-to-Point Cap Index Strategy

On Each Allocation Date	On Each Allocation Anniversary	On Any Other Date During The
Applicable Allocation year
The Accumulation Value equals:	The Accumulation Value associated	The Accumulation Value associated
	with EACH Premium or Reallocation to	with EACH Premium or Reallocation to
	the Point-to-Point Cap Index Strategy	the Point-to-Point Cap Index Strategy
	equals:	equals:
¡The amount of each Premium	¡ The Accumulation Value of the	¡ The Accumulation Value of the
allocated to the Point-to-Point Cap	Premium or Reallocation allocated	Premium or Reallocation allocated
Index Strategy; and	to an Index on the last Allocation	to an Index on the last Allocation
	Anniversary	Anniversary
è Minus any premium tax, if	è Minus any Reallocations out of the	è Minus any Reallocations out of the
applicable.	Accumulation Value of the	Accumulation Value of the
	Premium or Reallocation, as	Premium or Reallocation, as
	applicable, allocated to an Index	applicable, allocated to an Index
	since the last Allocation	since the last Allocation
	Anniversary	Anniversary
¡The amount of each Reallocation	è Minus any adjustments for partial	è Minus any adjustments for partial
allocated to the Point-to-Point Cap	Surrenders of the Premium or	Surrenders of the Premium or
Index Strategy, if any.	Reallocation, as applicable,	Reallocation, as applicable,
	allocated to an Index since the last	allocated to an Index since the last
	Allocation Anniversary	Allocation Anniversary
è Plus the result multiplied by (1 + the
applicable Index Credit)(see page 17.)

Although interest is credited daily on Accumulation Value in the Fixed Rate Strategy, there are no partial Index Credits for allocations to the Point-to-Point Cap Index Strategy.

Minimum Guaranteed Contract Value

Each Strategy under the Contract has a Minimum Guaranteed Contract Value. The Minimum Guaranteed Contract Value is used in the calculation of the Cash Surrender Value and the Proceeds under the Contract for payment of the Death Benefit or to apply to an Annuity Plan, as applicable.

The Minimum Guaranteed Contract Value equals the greater of (1) and (2), where:

(1) Is the sum of the Minimum Guaranteed Strategy Value of each Strategy; or
(2) Is 100% of the Premium, less premium taxes, if applicable:
è Less any Surrenders of Accumulation Value;
è Plus interest credited and compounded daily in a manner to yield the annual rate of 1.00%;
è Less any Surrender Charges.

The Minimum Guaranteed Strategy Value of each Strategy equals:

Is 87.5% of the portion of the Premium allocated to the Strategy, less premium taxes, if applicable;
è Plus Reallocations into that Strategy;
è Minus Reallocations and Surrenders taken from Accumulation Value in that Strategy; and
è Plus interest credited and compounded daily in a manner to yield the applicable Minimum Guaranteed
Strategy Value Rate.

The Minimum Guaranteed Strategy Value Rate is an annual rate that is set on the Contract Date, and is subject to reset beginning on and after the Contract Anniversary following the Guarantee Period. For Select Multi-Index 5 Contracts, the Guarantee Period begins on the Contract Date and lasts the first five Contract Years. For Select Multi-Index 7 Contracts, the Guarantee Period begins on the Contract Date and lasts the first seven Contract Years. The Minimum Guaranteed Strategy Value Rate will not change during the Guarantee Period. We refer to the Minimum Guaranteed Strategy Value Rate as the Initial Minimum Guaranteed Strategy Value Rate during the Guarantee Period. The Initial Minimum Guaranteed Strategy Value Rate is indicated on the schedule page of the Contract.

After the Guarantee Period (i.e., the 5th and 7th Contract Anniversary for Select Multi-Index 5 and Select Multi-Index 7 Contracts, respectively), the Minimum Guaranteed Strategy Value Rate for each Strategy will be set equal to the average of the five-year Constant Maturity Treasury Rate for each day that is reported by the Federal Reserve during the month of October in the calendar year preceding the calendar year of the Contract Anniversary of the Guaranteed Period for your Contract, less 1.25% for the Fixed Rate Strategy and less 2.25% for the Point-to-Point Cap Index Strategy – rounded to the nearest 0.05%. The Minimum Guaranteed Strategy Value Rate is guaranteed never to be less than 1% or greater than 3%.

We do not have a specific formula for establishing the Initial Minimum Guaranteed Strategy Value Rate. The Initial Minimum Guaranteed Strategy Value Rate for new issues of the Contract is established at our discretion and is subject to change periodically, currently quarterly. We may be influenced by the interest rates on the fixed income investments we use to support our guarantees (in which you have no direct interest). We will also consider other factors, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of this rate in the future.

Minimum Guaranteed Contract Value Examples

The following examples show how we calculate the Minimum Guaranteed Contract Value, using the formula indicated above, on Premium of $200,000: $100,000 is allocated to the Fixed Rate Strategy; and $100,000 is allocated to the Point-to-Point Cap Index Strategy.

Also, these examples show the correlation between and among the Minimum Guaranteed Contract Value, the Accumulation Value allocated to the Fixed Rate Strategy and the Accumulation Value allocated to the Point-to-Point Cap Index Strategy. For the Accumulation Value allocated to the Point-to-Point Cap Index Strategy, these examples use the same assumptions as the Index Credit Examples. See page 18.

àIllustrative Example #1

For purposes of this example, we assume no Reallocations or Surrenders before the Allocation Anniversary. Also:

Assumptions	Fixed Rate	Point-to-Point Cap
	Strategy	Index Strategy
Fixed Rate Strategy Interest Rate	2.5%	N/A
Minimum Guaranteed Strategy Value Rate	3.0%	2.0%
Index Credit	N/A	7.0%
Surrender Charge (see page 8)		9%
Surrender Charge Free Amount (see page 8)		$20,950

Step One is to determine the Accumulation Value. The Accumulation Value of the Fixed Rate Strategy: $100,000 + (100,000 x 0.025) = $102,500. The Accumulation Value of the Point-to-Point Cap Index Strategy (see page 18): $100,000 + (100,000 x 0.07) = $107,000. Thus, the combined Accumulation Value is $209,500.

Step Two is to determine the Minimum Guaranteed Strategy Value. The Minimum Guaranteed Strategy Value of the Fixed Rate Strategy: $100,000 x 87.5% + $100,000 x 87.5% x 0.03 = $90,125. The Minimum Guaranteed Strategy Value of the Point-to-Point Cap Index Strategy: $100,000 x 87.5% + $100,000 x 87.5% x 0.02 = $89,250.

Step Three is to determine the Minimum Guaranteed Contract Value, where (1) above is: $90,125 + $89,250 = $179,375 and (2) above is: $200,000 + $200,000 x 0.01 – ($200,000 + $200,000 x 0.01 - $20,950) x 0.09 = $187,705.50.

Thus, the Minimum Guaranteed Contract Value is $187,705.50.

àIllustrative Example #2

For purposes of this example, we assume no Reallocations or Surrenders before the Allocation Anniversary. Also:

Assumptions	Fixed Rate	Point-to-Point Cap
	Strategy	Index Strategy
Fixed Rate Strategy Interest Rate	2.5%	N/A
Minimum Guaranteed Strategy Value Rate	3.0%	2.0%
Index Credit	N/A	0.0%
Surrender Charge (see page 8)		9%
Surrender Charge Free Amount (see page 8)		$20,250

Step One is to determine the Accumulation Value. The Accumulation Value of the Fixed Rate Strategy: $100,000 + (100,000 x 0.025) = $102,500. The Accumulation Value of the Point-to-Point Cap Index Strategy (see page 18): $100,000 + (100,000 x 0.00) = $100,000. Thus, the combined Accumulation Value is $202,500.

Step Two is to determine the Minimum Guaranteed Strategy Value. The Minimum Guaranteed Strategy Value of the Fixed Rate Strategy: $100,000 x 87.5% + 100,000 x 87.5% x 0.03 = $90,125. The Minimum Guaranteed Strategy Value of the Point-to-Point Cap Index Strategy: $100,000 x 87.5% + $100,000 x 87.5% x 0.02 = $89,250.

Step Three is to determine the Minimum Guaranteed Contract Value, where (1) above is: $90,125 + $89,250 = $179,375 and (2) above is: $200,000 + $200,000 x 0.01 – ($200,000 + $200,000 x 0.01 - $20,250) x 0.09 = $185,642.50

Thus the Minimum Guaranteed Contract Value is $185,642.50.

Administrative Procedures

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile Surrender request form), even if appropriate identifying information is provided.

Other Contracts

We and our affiliates offer various other products with different features and terms than the Contracts. These products have different benefits, fees and charges, and may or may not better match your needs. Please consult your agent/registered representative if you are interested in learning more information about these other products

The Strategies

You may allocate to one or more Strategies using one or more Indexes. We offer two Strategies: the Fixed Rate Strategy and the Point-to-Point Cap Index Strategy. Each of these Strategies is described below. For more information about the Indexes currently available for the Point-to-Point Cap Index Strategy, see 18. Although the Contract guarantees the availability of the Fixed Rate Strategy and the Point-to-Point Cap Index Strategy, there is no guarantee that the same or similar Indexes will always be available under the Point-to-Point Cap Index Strategy. We reserve the right to add Indexes, subject to supervisory official approval, or to cease offering a specific Index or accepting Premiums therefor, or Reallocations thereto, at any time. The Contract will have at least one Index available at all times.

Fixed Rate Strategy

You may elect to allocate any portion of Premiums, or reallocate Accumulation Value, to the Fixed Rate Strategy. The Fixed Rate Strategy credits interest from each Allocation Date until the date that is one year thereafter at a fixed rate that is guaranteed never to be less than 1% (which we refer to as the Fixed Rate Strategy Minimum Guaranteed Interest Rate). We declare the Fixed Rate Strategy Interest Rate in advance at our sole discretion, subject to the Fixed Rate Strategy Minimum Guaranteed Interest Rate.

We do not have a specific formula for establishing the Fixed Rate Strategy Interest Rate. To find out the Fixed Rate Strategy Interest Rate we currently offer, please ask your registered representative or contact the Customer Service Center. Contract information for our Customer Service Center is specified on page 1. In establishing the Fixed Rate Strategy Interest Rate, we may take into consideration the interest rate on the fixed income investments we use to support our guarantees (in which you have no direct or indirect interest). We may also consider other factors, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates.

We may from time to time offer interest rate specials for new Premiums that are higher than the current interest rate on Reallocations.

In the case of a Surrender, interest will be credited on the portion of the Fixed Rate Strategy’s Accumulation Value surrendered up to the date of the Surrender.

Point-to-Point Cap Index Strategy

You may elect to allocate any portion of Premiums, or reallocate Accumulation Value, to the Point-to-Point Cap Index Strategy. The Point-to-Point Cap Index Strategy may grow the value of the Contract through credits that depend on the performance of a given Index.

Index Credits under the Point-to-Point Cap Index Strategy are calculated as a percentage of the change in the applicable Index during the Indexing Period (which percentage change we refer to as the Index Change), subject to the Index Cap – (i)/(ii)-1 where:

(i) Is the value of the Index (which we refer to as the Index Number) as of the end of the Indexing Period; and
(ii) Is the Index Number as of the start of the Indexing Period.

We convert the decimal to the equivalent percentage, and the Index Credit equals the lesser of the Index Cap or Index Change.

The Indexing Period is the period over which the Index Credit is calculated and Index Cap is guaranteed. Each allocation of Premium and Reallocation of Accumulation Value has its own separate Indexing Period. The Indexing Period begins on the Allocation Date for such Premium or Reallocation of Accumulation Value and ends on the day before the following Allocation Anniversary. Subsequent Indexing Periods begin on the Allocation Anniversary and end of the day before the next Allocation Anniversary.

The Index Cap is the maximum Index Credit that may be applied to the associated Accumulation Value at the end of the Indexing Period. The Index Cap is a declared factor and is set by us in our sole discretion. The initial Index Cap is set forth on the schedule page of the Contract. The Index Cap is guaranteed never to be less than 2%. On each subsequent Allocation Anniversary, we will declare a new Index Cap that is guaranteed for one year for such associated Accumulation Value. Subsequent Index Caps may be higher or lower than the initial Index Cap, but will not be lower than 2%. The Index Cap may vary by Index.

While we have no specific formula for determining the Index Cap, we may consider various factors, such as the yields available on the fixed income securities we use to support our guarantees under the Contract. An increase in the yields could have a corresponding impact on the Index Caps and vice versa. The Index Caps could be similarly impacted by the costs to hedge these investments using derivatives, for example, options and futures contracts. Also, we may consider the level of compensation we pay for the promotion and sale of the Contract and our administrative expenses, in addition to regulatory and tax requirements, and general economic trends and competitive factors.

If the performance of the applicable Index is at or below 0% for any Indexing Period, the Accumulation Value in the Point-to-Point Cap Index Strategy will be credited with an Index Credit of 0%. Therefore, you are assuming the risk that your allocations (including any subsequent Reallocations) will produce no return. Please note that there are no partial Index Credits. Surrenders do not participate in any Index Credits for the Allocation Year in which they are taken.

Index Credit Examples

The following examples show how we calculate the Index Credit, using the formula indicated above, on $100,000 of Premium allocated to the Point-to-Point Cap Index Strategy.

àIllustrative Example #1 – Positive Index Performance

For purposes of this example: (ii) is the Index Number as of the start of the Index Period, which is 1,000; (i) is the Index Number as of the end of the Index Period, which is 1,085; and the Index Cap is 7%.

Step One is to determine the Index Change: 1,085/1,000 -1 = 0.085, which, when converted to the equivalent percentage is 8.5%.

Step Two is to compare the Index Change to the Index Cap. The Index Credit is the lesser of the Index Cap or the Index Change. In this example, the Index Credit is 7%.

Step Three is to add the Accumulation Value to the amount resulting from multiplying the Index Credit by the Premium allocated to the Point-to-Point Cap Index Strategy: $100,000 + (100,000 x 0.07) = $107,000.

Thus, on the Allocation Anniversary, the Accumulation Value is $107,000.

àIllustrative Example #2 – Negative Index Performance

For purposes of this example: (ii) is the Index Number as of the start of the Index Period, which is 1,000; (i) is the Index Number as of the end of the Index Period, which is 900; and the Index Cap is 7%.

Step One is to determine the Index Change: 900/1,000 -1 = (0.1), which, when converted to the equivalent percentage is (10.0%).

Step Two is to compare the Index Change to the Index Cap. The Index Credit is the lesser of the Index Cap or the Index Change. In this example, since the performance of the Index is below 0% (i.e., (10.0%)), the Index Credit is 0%.

Step Three is to add the Accumulation Value to the amount resulting from multiplying the Index Credit by the Premium allocated to the Point-to-Point Cap Index Strategy: $100,000 + (100,000 x 0%) = $100,000.

Thus, on the Allocation Anniversary, despite the negative performance of the Index during the Indexing Period, the Accumulation Value remains $100,000.

¡	IMPORTANT NOTE: See page 15 for examples that illustrate the correlation between the Minimum Guaranteed Contract Value and the Accumulation Value allocated to the Point-to-Point Cap Index Strategy, as well as to the Fixed Rate Strategy. These examples use the above assumptions for the Accumulation Value allocated to the Point-to-Point Cap Index Strategy.

The Indexes

Four Indexes are currently available under the Point-to-Point Cap Index Strategy. We may add an Index as we deem appropriate. Alternatively, we may cease to accept Additional Premiums to an Index at any time in our sole discretion. We may also cease to accept Reallocations to an Index (when you reallocate from one Index to another, or cease to permit Accumulation Value from continuing to be applied to an Index at the applicable Allocation Anniversary. The Contract will have at least one Index available at all times. See pages 6 and 13.

We have permission to offer the Indexes described below pursuant to a license agreement with each sponsor. These license agreements have terms lasting one year that renew automatically without prior written notice of at least 30 days. Either party may affirmatively terminate the license agreement upon a material breach, generally with prior notice of at least 30 days and after an opportunity for the breaching party to remedy the breach. The sponsor, and in some cases, the Company, may also terminate the license agreement with prior notice of at least 60 days due to possible reputational harm. The sponsor may likewise terminate the license agreement if the sponsor’s ability to make the Index available to us is deemed materially impaired, as a consequence of: legislative or regulatory changes; material litigation or a regulatory proceeding (threatened or already commenced); or a court order. In some cases, the sponsor may terminate the license agreement immediately: if we materially breach certain terms of the license agreement and are unable to remedy the breach; we are adjudicated bankrupt; we make a general assignment for the benefit of our creditors; or we decide to cease business and/or liquidate.

In the event that the sponsor decides to discontinue the Index, the licensing agreements require either that the sponsor provide prior written notice of at least 90 days, or that the sponsor use all reasonable efforts to provide us with as much prior notice as is reasonable under the circumstances.

S&P MidCap 400®

The S&P MidCap 400® is an unmanaged index of 400 common stocks of medium sized U.S. (and some Canadian) companies intended to capture the price performance of a large cross section of the U.S. publicly traded stock market. Each stock is weighted by its market capitalization which means larger companies have greater representation in the index than smaller ones. As of the most recent calendar year end, the market capitalization range of the index was between approximately $0.1 billion and $7.9 billion with a median level of $1.6 billion and an average level of $1.8 billion. Market capitalization is defined as total current market value of a company's outstanding common stock. The stocks in the S&P MidCap 400® are chosen by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P”). S&P chooses stocks for inclusion in the S&P MidCap 400® based on market capitalization, trading activity and the overall mix of industries represented in the index, among other factors. S&P’s selection of a stock for the S&P MidCap 400® does not mean that S&P believes the stock to be an attractive investment.

S&P 500®

The S&P 500® is composed of 500 common stocks issued by large-capitalization U.S. companies in a wide range of businesses. The stocks included in the index collectively represent a substantial portion of all common stocks publicly traded in the U.S. The S&P 500® is generally considered broadly representative of the performance of publicly traded U.S. large capitalization stocks. The S&P 500® is a market-weighted index, which means that the largest stocks (as measured by market capitalization) represented in the index have the most effect on the index’s performance. Currently, the largest stocks in the S&P 500® have an effect on the performance of the index that is many times greater than the effect of the other stocks in the index. The stocks in the S&P 500® are chosen by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. S&P chooses stocks for inclusion in the S&P 500® based on market capitalization, trading activity and the overall mix of industries represented in the index, among other factors. S&P’s selection of a stock for the S&P 500® does not mean that S&P believes the stock to be an attractive investment.

EURO STOXX 50®

The EURO STOXX 50® is a pan-European index that represents the performance of some of the largest companies, across all components of the 18 EURO STOXX® 600 Supersector Indexes. The 50 companies in the EURO STOXX 50® are selected by first identifying the companies that equal approximately 60% of the free-float market capitalization of each corresponding EURO STOXX® TMI Supersector Index. In addition, any stocks that are currently components of the EURO STOXX 50® are added to the list. From that list, the 40 largest stocks are selected to be components of the EURO STOXX 50®. In addition, any stocks that are current components of the EURO STOXX 50® (and ranked 41-60 on the list) are included as components. If there are still less than 50 component stocks, the applicable number of the largest remaining stocks on the list ranked 41 or higher are included as components of the EURO STOXX 50®.

Russell 2000®

The Russell 2000® Index is a capitalization-weighted index and a subset consisting of approximately the 2,000 smallest companies of the Russell 3000® Index in a wide range of businesses. Component companies in the Russell 2000® Index are based on shares accessible for trading and weighted according to the market value of their float adjusted outstanding shares. The composition of the Russell 2000® Index is adjusted to reflect changes in capitalization resulting from mergers, acquisitions, stock rights, substitutions and other capital events. The Russell 3000® Index consists of the 3,000 largest companies domiciled in the U.S. and its territories and represents approximately 98% of the investable U.S. public equity market. The Russell 2000® Index currently represents approximately 8% of the total market capitalization of the Russell 3000® Index. As of March 31, 2008, the weighted average market capitalization of the Russell 2000 Index was approximately $1.3 billion and the largest company in the Russell 2000® Index had an approximate market capitalization of $6.8 billion. The Frank Russell Company updates the Russell 2000® once each year, at which time there may be substantial changes in the composition of the index. Stocks of companies that merge, are acquired or otherwise cease to exist during the year are not replaced in the index.

Index Sponsors

Standard & Poor’s

     Standard & Poor’s sponsors the S&P MidCap 400 Index and S&P 500 Index. The Contracts are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the Owners of the Contracts or any member of the public regarding the advisability of investing in securities generally or in the Contracts particularly or the ability of the S&P 500 Index or the S&P MidCap 400 Index to track general stock market performance. S&P’s only relationship to the Licensee is S&P’s grant of permission to the Licensee to use the S&P 500 Index or the S&P MidCap 400 Index which are determined, composed and calculated by S&P without regard to the Licensee or the Contracts. S&P has no obligation to take the needs of the Licensee or the Owners of the Contracts into consideration in determining, composing or calculating the S&P 500 Index or the S&P MidCap 400 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Contracts or the timing of the issuance or sale of the Contracts or in the determination or calculation of the equation by which the Contracts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing of the Contracts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR THE S&P MIDCAP 400 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE CONTRACTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR THE S&P MIDCAP 400 INDEX OR ANY DATA INCLUDED THERE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR THE S&P MIDCAP 400 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

STOXX

     STOXX and its licensors sponsor the EURO STOXX 50® Index. STOXX and its licensors have no relationship to the Company, other than the licensing of EURO STOXX 50® and the related trademarks for use in connection with the Contracts.

STOXX and its Licensors do not:

§	Sponsor, endorse, sell or promote the Contracts.
§	Recommend that any person invest in the Contracts or any other securities.
§	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Contracts.
§	Have any responsibility or liability for the administration, management or marketing of the Contracts.
§	Consider the needs of the Contracts or the Owners of the Contracts in determining, composing or calculating the EURO STOXX 50® or have any obligation to do so.

STOXX and its licensors will not have any liability in connection with the Contracts. Specifically,

STOXX and its licensors do not make any warranty, express or implied and disclaim any and all warranty about:
The results to be obtained by the Contracts, the Owner of the Contracts or any other person in connection with the use of the EURO STOXX 50® Index and the data included in the EURO STOXX 50® Index;
The accuracy or completeness of the EURO STOXX 50® and its data;
The merchantability and fitness for a particular purpose or use of the EURO STOXX 50® and its data;
STOXX and its licensors will have no liability for any errors, omissions or interruptions in the EURO STOXX 50® or data;
Under no circumstances will STOXX or its licensors be liable for any lost profits or indirect, punitive, special or damages or losses, even if STOXX or its licensors knows that they might occur.

The licensing agreement between the Company and STOXX is solely for their benefit and not for the benefit of the Owners of the Contracts or any other third parties.

Frank Russell Company

     The Contracts are not sponsored, endorsed, sold or promoted by Frank Russell Company (“Russell”). Russell makes no representation or warranty, express or implied, to the owners of the Contracts or any member of the public regarding the advisability of investing in securities generally or in the Contracts particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Russell's publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which Russell 2000® Index is based. Russell's only relationship to the Company is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Index which is determined, composed and calculated by Russell without regard to the Company or the Contracts. Russell is not responsible for and has not reviewed the Contracts nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Contracts.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, INVESTORS, OWNERS OF THE CONTRACTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The Russell 2000® Index is a trademark of Russell Investments and have been licensed for use by the Company.

Surrenders

Except under certain qualified Contracts, you may take a full or partial Surrender of the Contract at any time before the earlier of:

The date on which Annuity Payments begin; and
The death of the Owner (or, if the Owner is not a natural person, the death of the Annuitant).

A Surrender before the Owner or Annuitant, as applicable, reaches age 59½ may be subject to a U.S. federal income tax penalty equal to 10% of the amount of such Surrender treated as income, for which you would be responsible. See page 31 for a general discussion of the U.S. federal income tax treatment of the Contract, which discussion is not intended to be tax advice. You should consult a tax adviser for advice about the effect of U.S. federal income tax laws, state laws or any other tax laws affecting the Contract, or any transaction involving the Contract.

Cash Surrender Value

Upon a full Surrender of the Contract, you will receive the full cash value of the Contract (which amount we refer to as the Cash Surrender Value). The Cash Surrender Value will equal the greater of:

The Minimum Guaranteed Contract Value (see page 15); and
The Accumulation Value less any Surrender Charge (see pages 14 and 8).

To Surrender the Contract fully, you must provide Notice to Us of such Surrender. If we receive your Notice to Us before the close of business on any Business Day, we will determine the Cash Surrender Value at the close of business on such Business Day; otherwise, we will determine the Cash Surrender Value as of the close of the next Business Day. We will generally pay the Cash Surrender Value within 7 days of receipt of Notice to Us of such Surrender. See page 27 for a description of limited situations which may cause us to temporarily suspend payments.

After the first Contract Year, you may apply the Cash Surrender Value to an Annuity Plan at any time before the Maturity Date. See page 25.

Partial Surrender

You may withdraw a portion of the Accumulation Value from the Contract (which we refer to as a partial Surrender). Partial Surrenders will be taken on a last in first out (LIFO) basis in the same proportion as the Accumulation Value associated with each Strategy and any applicable Index relative to the total Accumulation Value. Surrenders do not participate in any Index Credits for the Allocation Year in which they are taken. See page 17.

To make a partial Surrender, you must provide Notice to Us of such partial Surrender. If we receive your Notice to Us before the close of business on any Business Day, we will determine the amount of the Accumulation Value at the close of business on such Business Day; otherwise, we will determine the amount of the Accumulation Value as of the close of the next Business Day. A partial Surrender may be subject to a Surrender Charge.

We currently offer the following partial Surrender options:

Regular Surrenders; and
Systematic Surrenders.

Regular Surrenders

After your Right to Examine and Return this Contract has expired (see page 28), you may take one or more regular Surrenders. Each such regular Surrender must be a minimum of the lesser of:

$1,000;
An amount equal to 10% of the Accumulation Value minus any Surrenders already taken during the Contract
Year (as determined on the date of such Surrender(s)), which we refer to as the Surrender Charge Free Amount
(see page 8); and
The minimum distribution amount required by the Code.

You are permitted to make regular Surrenders regardless of whether you have previously elected, or continue to elect, to make systematic Surrenders. A partial Surrender will be deemed a full Surrender and the Cash Surrender Value will be paid if, after giving effect to the requested Surrender, the Cash Surrender Value remaining would be less than $2,500.

Systematic Surrenders

You may choose to receive automatic systematic Surrender payments from the Accumulation Value, provided you are not making IRA Surrenders (see “Surrenders from Individual Retirement Annuities” below). You may take systematic Surrenders monthly, quarterly or annually. Systematic Surrenders will incur Surrender Charges, unless you limit the amount of your systematic Surrenders to the maximum amount available for Surrender in a Contract Year without incurring Surrender Charges. There is no additional charge for electing the systematic Surrender option. Only one systematic Surrender option may be elected at a time. You may begin a systematic Surrender in a Contract Year in which a regular Surrender has been, or will be, made.

If you are eligible for systematic Surrenders, you must provide Notice to Us of the date on which you would like such systematic Surrenders to start. This date must be at no earlier than 30 days after the Contract Date and no later than the 28th day of any calendar month. For a day that is after the 28th day of any calendar month, the payment will be made on the first Business Day of the next succeeding calendar month. Subject to these restrictions on timing, if you have not indicated a start date, your systematic Surrenders will begin on the first Business Day following the Contract Date (or the monthly or quarterly anniversary thereof), and the systematic Surrenders will be made at the frequency you have selected. If the day on which a systematic Surrender is scheduled is not a Business Day, the payment will be made on the next succeeding Business Day.

You may express the amount of your systematic Surrender as either:

A fixed dollar amount; or
An amount that is a percentage of the Accumulation Value.

The amount of each systematic Surrender must be a minimum of $100. If your systematic Surrender is a fixed dollar amount of less than $100 on any systematic Surrender date, we will automatically and immediately terminate your systematic Surrender election. Fixed dollar systematic Surrenders that are intended to satisfy the requirements of Section 72(q) or 72(t) of the Code may exceed the maximum amount available for Surrender in a Contract Year without incurring Surrender Charges. However, such Surrenders will incur Surrender Charges on any amount in excess of such applicable maximum amount.

Systematic Surrenders of an amount based on a percentage of the Accumulation Value are subject to the applicable maximum percentage of Accumulation Value as shown below, which is used to calculate the amount of Surrender on the date of each systematic Surrender:

Frequency of Systematic Surrenders	Maximum Percentage of Accumulation Value
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

If your systematic Surrender of an amount that is a percentage of the Accumulation Value would be less than $100, we will automatically increase the amount to $100, provided it does not exceed the applicable maximum percentage of Accumulation Value and you have elected not to incur Surrender Charges. Otherwise, we will only pay the portion that would not incur Surrender Charges and then automatically and immediately terminate your systematic Surrender election.

You may change the fixed dollar amount, or percentage of Accumulation Value, of your systematic Surrender once each Contract Year, except in a Contract Year during which you have previously made a regular Surrender. You may cancel the systematic Surrender option at any time by providing Notice to Us at least 7 days before the date of the next scheduled systematic Surrender. For systematic Surrenders based on a fixed dollar amount, we will not adjust the systematic Surrender payments to account for any Additional Premium received from you. For systematic Surrenders based on a percentage of your Accumulation Value, however, we will automatically incorporate into the systematic Surrender calculation any Additional Premiums received from you.

Surrender Charges on Systematic Surrenders

Systematic Surrenders will incur Surrender Charges, unless you elect to limit the amount of your systematic Surrenders to the maximum amount available for Surrender in a Contract Year without incurring Surrender Charges. In the event that a systematic Surrender incurs a Surrender Charge, we will apply the Surrender Charge to the Accumulation Value.

Surrenders from Individual Retirement Annuities

If you have an IRA Contract (other than a Roth IRA Contract) and will be at least age 70½ during the current calendar year, you may, pursuant to your IRA Contract, elect to have distributions made to you to satisfy requirements imposed by U.S. federal income tax law. Such IRA Surrenders provide payout of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans.

If you elect to make IRA Surrenders, we will send you a notice before such IRA Surrenders commence, and you may elect to make IRA Surrenders at that time, or at a later date. Any IRA Surrenders will be made at the frequency you have selected (which may be monthly, quarterly or annually) and will commence on the start date you have selected, which must be no earlier than 30 days after the Contract Date and no later than the 28th day of any calendar month. For a day that is after the 28th day of any calendar month, the payment will be made on the first Business Day of the next succeeding month. Subject to these restrictions on timing, if you have not indicated a start date, your IRA Surrenders will begin on the first Business Day following your Contract Date at the frequency you have selected.

At your discretion, you may request that we calculate the amount that you are required to Surrender from your IRA Contract each year based on the information you give us and the various options under the IRA Contract that you have chosen. This amount will be a minimum of $100 per IRA Surrender. Alternatively, we will accept written instructions from you setting forth your calculation of the required amount to be surrendered from your IRA Contract each year, also subject to the $100 minimum per IRA Surrender. If at any time the IRA Surrender amount is greater than the Accumulation Value, we will immediately terminate the IRA Contract and promptly send you an amount equal to the Cash Surrender Value.

You may not elect to make IRA Surrenders if you have already elected to make systematic Surrenders. Additionally, since only one systematic Surrender option may be elected at a time, if you have elected to make such systematic Surrenders, the distributions thereunder must be sufficient to satisfy the mandatory distribution rules imposed by U.S. federal income tax law; otherwise, we may alter such distributions to comply with U.S. federal income tax law. You are permitted to change the frequency of your IRA Surrenders once per Contract Year, and you may cancel IRA Surrenders altogether at any time by providing Notice to Us at least 7 days before the next scheduled IRA Surrender date to ensure such scheduled IRA Surrender and successive IRA Surrenders are not enforced.

Death Benefit

Death Benefit prior to the Maturity Date

The Contract provides for a Death Benefit equal to the greater of the Minimum Guaranteed Contract Value (see page 15) and the Accumulation Value (see page 14) (which we refer to as the Proceeds). The Proceeds are calculated as of the date of death of any Owner (or, if the Owner is not a natural person, upon any Annuitant’s death) and payable upon:

Our receipt of satisfactory proof of death; and
Our receipt of all required claim forms.

Proof of death is the documentation we deem necessary to establish death, including, but not limited to:

A certified copy of a death certificate;
A certified copy of a statement of death from an attending physician
A finding of a court of competent jurisdiction as to the cause of death; or
Any other proof that we deem in our sole discretion to be satisfactory to us.

From the date of death until the Proceeds are paid, we will credit the Proceeds with interest at the greater of:

The effective annual interest rate, determined solely in our discretion and subject to change (which we refer to as the Company Death Benefit Rate); or
The applicable state interest rate required to be paid on annuity death claims, if any.

The Company Death Benefit Rate may be less than the Fixed Rate Strategy Minimum Guaranteed Interest Rate in effect as of the date of death, but shall not be less than zero percent. See page 23. Your Beneficiaries may contact us to determine the current Company Death Benefit Rate. Contact information for our Customer Service Center is specified on page 1.

Once we have received satisfactory proof of death and all required documentation necessary to process a claim, we will generally pay the Proceeds within 7 days of such date. We will pay the Proceeds under a non-qualified Contract according to Section 72(s) of the Code. Only one Death Benefit is payable under the Contract. The Proceeds will be paid to the named Beneficiary, unless the Contract has joint Owners (or if the Owner is not a natural person, two Annuitants), in which case any surviving Owner (or Annuitant, as applicable) will take the place of, and be deemed to be, the Beneficiary entitled to collect the Proceeds. The Owner may restrict how the Beneficiary is to receive the Death Benefit (e.g., by requiring a lump-sum payment, installment payments or that any amount be applied to an Annuity Plan). See page 11.

Spousal Beneficiary Contract Continuation

Any surviving spouse of a deceased Owner who is the sole primary Beneficiary (or, as the surviving Joint Owner, is designated as the Beneficiary) has the option, but is not required, to continue the Contract under the same terms existing prior to such Owner’s death. Such election would be in lieu of payment of the Proceeds. The surviving spouse’s right to continue the Contract is limited by our use of the term “spouse,” as it is defined under U.S. federal law, which refers only to a person of the opposite sex who is a husband or a wife. Also, the surviving spouse may not continue the Contract if he or she is age 85 or older on the date of the Owner’s death. If the surviving spouse elects to continue the Contract, the following will apply:

The surviving spouse will replace the deceased Owner as the Contract Owner (and if the deceased Owner was the
Annuitant, the surviving spouse will replace the deceased Owner as the Annuitant);
The age of the surviving spouse will be used as the Owner’s age under the continued Contract;
All rights of the surviving spouse as the Beneficiary under the Contract in effect prior to such continuation election will cease;
Any Surrender Charges on subsequent Surrenders will be waived;
Additional Premiums will not be accepted;
All rights and privileges granted by the Contract or allowed by us will belong to the surviving spouse as the
Owner of the continued Contract; and
Upon the death of the surviving spouse as the Owner of the Contract, the Proceeds will be distributed to the
Beneficiary or Beneficiaries described below, and the Contract will terminate.

Payment of the Proceeds to a Spousal or Non-spousal Beneficiary

Subject to any payment restriction imposed by the Owner, the Beneficiary may decide to receive the Proceeds:

In one lump sum payment or installment payments; or
By applying the Proceeds to an Annuity Plan.

No Additional Premiums may be made following the date of the Owner’s death. The Beneficiary may receive the Proceeds in one lump sum payment or installment payments, provided the Proceeds are distributed to the Beneficiary within 5 years of the Owner’s death. The Beneficiary has until 1 year after the Owner’s death to decide to apply the Proceeds to an Annuity Plan. If the Proceeds are applied to an Annuity Plan, the Beneficiary will be deemed to be the Annuitant, and the Annuity Payments must:

Be distributed in substantially equal installments over the life of such Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary; and
Begin no later than 1 year after the date of the Owner’s death.

If we do not receive a request to apply the Proceeds to an Annuity Plan, we will make a single lump-sum payment to the Beneficiary. Unless you elect otherwise, the payment will be made into an interest bearing account, backed by our general account, which can be accessed by the Beneficiary through a checkbook feature. The Beneficiary may access Proceeds at any time without penalty. For information on required distributions under U.S. federal income tax laws, see “Required Distributions upon Owner’s Death” below. Interest earned on amounts held in the interest bearing account may be less than interest paid on other settlement options, as we seek to make a profit on such interest bearing accounts.

The Beneficiary may elect to receive the Proceeds in payments over a period of time based on his or her life expectancy. These payments are sometimes referred to as stretch payments. Stretch payments for each calendar year will vary in amount because they are based on the Accumulation Value and the Beneficiary’s remaining life expectancy. The first stretch payment must be made by the first anniversary of the Owner’s date of death. Each succeeding stretch payment is required to be made by December 31st of each calendar year. Stretch payments are subject to the same conditions and limitations as systematic Surrenders. See page 22. The rules for, and tax consequences of, stretch payments are complex and contain conditions and exceptions not covered in this prospectus. You should consult a tax adviser for advice about the effect of U.S. federal income tax laws, state laws or any other tax laws affecting the Contract, or any transactions involving the Contract.

Death Benefit Once Annuity Payments Have Begun

There is no Death Benefit once the Owner decides to begin receiving Annuity Payments (see below). In the event the Owner dies (or, in the event that the Owner is not a natural person, the Annuitant dies) before all guaranteed Annuity Payments have been made pursuant to any applicable Annuity Plan, we will continue to make the Annuity Payments until all such guaranteed payments have been made. The Annuity Payments will be paid to the Beneficiary according to the Annuity Plan at least as frequently as before the death of the Owner or Annuitant, as applicable.

Annuity Payments and Annuity Plans

Annuity Payments

The Contract provides for Annuity Payments, so long as the Annuitant is then living, in one of the two following ways:

You can apply the Cash Surrender Value to an Annuity Plan on any date following the first Contract Anniversary;
or
¡ IMPORTANT NOTE: We will not waive any applicable Surrender Charges.
We will automatically apply the Proceeds (which equals the greater of the Minimum Guaranteed Contract Value and the Accumulation Value) to an Annuity Plan on the Contract Anniversary following the oldest Annuitant’s
85th birthday, which we refer to as the Maturity Date.
¡ IMPORTANT NOTE: For Contracts issued in Florida, you may change the Maturity Date to any date following the first Contract Anniversary that is on or prior to the Contract Anniversary following the oldest
Annuitant’s 85th birthday. No Surrender Charges will apply to the application of the Proceeds to an Annuity Plan on the Maturity Date.

The Annuity Payments cannot begin later than the Contract Anniversary on or next following the oldest Annuitant’s 85th birthday, unless:

We agree to a later date; or
The Internal Revenue Service publishes a final regulation or a revenue ruling concluding that an annuity contract with a Maturity Date that is later than the Contract Anniversary following the oldest Annuitant’s 85th birthday will be treated as an annuity for U.S. federal tax purposes.

Notice to Us is required at least 30 days in advance of the date you wish to begin receiving Annuity Payments after we issue the Contract. Except for Contracts issued in Washington, if the Accumulation Value is less than $2,000 on the Maturity Date, we will pay such amount in a single lump-sum payment. Each Annuity Payment must be at least $20. We will make the Annuity Payments in monthly installments (although you can direct us to make the Annuity Payments annually instead). We reserve the right in the Contract to make the Annuity Payments less frequently, as necessary, to make the Annuity Payment equal to at least $20. We may also change the $2,000 and $20 minimums based upon increases reflected in the Consumer Price Index for All Urban Consumers (CPI-U) since January 1, 2005. There is no Death Benefit once you begin to receive Annuity Payments under an Annuity Plan.

We will determine the amount of the Annuity Payments as follows:

Prior to the Maturity Date	On the Maturity Date
Cash Surrender Value	Proceeds
è Multiplied by the applicable payment factor, which	è Multiplied by the applicable payment factor, which
depends on:	depends on:
¡The Annuity Plan;	¡The Annuity Plan;
¡The frequency of Annuity Payments;	¡The frequency of Annuity Payments;
¡The age of the Annuitant (and sex, where	¡The age of the Annuitant (and sex, where
appropriate under applicable law); and	appropriate under applicable law);
¡A net investment return of 1.0% is assumed (we	¡A net investment return of 1.0% is assumed (we
may pay a higher return at our discretion).	may pay a higher return at our discretion).
è Divided by 1,000	è Divided by 1,000

Annuity Plans

You may elect one of the Annuity Plans described below, which provide for Annuity Payments of a fixed dollar amount only, using the Annuity 2000 Mortality Tables. In addition, you may elect any other Annuity Plan we may be offering at the time Annuity Payments begin. The Annuity Plan may be changed at any time before the Maturity Date, upon 30 days prior Notice to Us. If you do not elect an Annuity Plan, Annuity Payments will be made automatically each month for a minimum of 120 months and as long thereafter as the Annuitant is living, based on the oldest Annuitant’s life, unless otherwise limited by applicable law.

Your election of an Annuity Plan is subject to the following additional terms and conditions:

Annuity Payments will be made to the Owner, unless you provide Notice to Us directing otherwise;
You must obtain our consent if the payee is not a natural person; and
Any change in the payee will take effect as of the date we receive Notice to Us.

Payments for a Period Certain

     Annuity Payments are made in equal installments for a fixed number of years. The number of years cannot be less than 10 nor more than 30, unless otherwise required by applicable law. For Contracts issued in Florida, the number of years cannot be less than 20.

Payments for Life with a Period Certain

     Annuity Payments are made for a fixed number of years and as long thereafter as the Annuitant is living. The number of years cannot be less than 10 nor more than 30, unless otherwise required by applicable law.

Life Only Payments

Annuity Payments are made for as long as the Annuitant is living. This is not available for Contracts issued in Florida.

Joint and Last Survivor Life Payments

Annuity Payments are made for as long as either of two Annuitants is living.

Death of the Annuitant who is not an Owner

In the event the Annuitant dies on or after the Maturity Date, but before all Annuity Payments have been made pursuant to the Annuity Plan elected, we will continue the Annuity Payments until all guaranteed Annuity Payments have been made. The Annuity Payments will be paid at least as frequently as before the Annuitant’s death until the end of any guaranteed period certain. We may require satisfactory proof of death in regard to the Annuitant before continuing the Annuity Payments.

Other Important Information

Annual Report to Owners

At least once a year, we will send you, without charge, a report showing the current Accumulation Value and the Cash Surrender Value. This report will also show the amounts deducted from, or added to, the Accumulation Value since the last report. This report will include any other information that is required by law or regulation.

In addition, we will provide you with any other reports, notices or documents that we are required by applicable law to furnish to you. We will send this report to you at your last known address within 60 days after the report date. Upon your request, we will provide additional reports, but we reserve the right in the Contract to assess a reasonable charge for each such additional report.

Suspension of Payments

We reserve the right to suspend or postpone the date of any payment or determination of any value (including the Accumulation Value) under the Contract, beyond the 7 permitted days, on any Business Day that:

The New York Stock Exchange is closed;
Trading on the New York Stock Exchange is restricted;
An emergency exists as determined by the SEC; or
The SEC so permits for the protection of security holders.

We have the right to delay payment for up to 6 months, contingent upon written approval by the insurance supervisory official in the jurisdiction in which this Contract is issued. For Contracts issued in Idaho, any payment deferred 30 days or more will include interest as required by applicable state law.

Misstatement Made by Owner in Connection with Purchase of this Contract

We may require proof of the age and sex of the person upon whose life certain benefit payments are determined (i.e., the Death Benefit or Annuity Payments). If the Owner misstates the age or sex of a person in connection with the purchase of the Contract, we reserve the right in the Contract to adjust (either upward or downward) these payments based on the correct age or sex. If an upward adjustment to your benefit payment is required, we will include an amount in your next benefit payment representing the past underpayments by us, with interest credited at the rate of 1.5% annually (where permitted). If a downward adjustment to your benefit payment is required, we will make a deduction from future benefit payments until the past overpayments by us, plus interest at 1.5% annually (where permitted), has been repaid in full by you.

We reserve the right in the Contract (where permitted) to void the Contract and return the Cash Surrender Value in the event of any fraudulent material misrepresentation made by the Owner in connection with the purchase of the Contract.

Insurable Interest

We require the Owner of the Contract to have an insurable interest in the Annuitant. Insurable interest means the Owner has a lawful and substantial economic interest in the continued life of the Annuitant. An insurable interest does not exist if the Owner’s sole economic interest in the Annuitant arises as a result of the Annuitant’s death. A natural person is presumed to have an insurable interest in his or her own life. A natural person is also generally considered to have an insurable interest in his or her spouse and family members. State statutory and case law have established guidelines for circumstances in which an insurable interest is generally considered to exist:

Relationships between parent and child, brother and sister, and grandparent and grandchild; and
Certain business relationships and financial dependency situations (e.g., uncle has insurable interest in nephew who runs the uncle’s business and makes money for the uncle).

The above list is not comprehensive, but instead contains some common examples to help illustrate what it means for the Owner to have an insurable interest in the Annuitant. You should consult your agent/registered representative for advice on whether the Owner of the Contract would have an insurable interest in the Annuitant to be designated.

An insurable interest must exist at the time we issue the Contract. In purchasing the Contract, you will represent and acknowledge that you, as the Owner, have an insurable interest in the Annuitant. We require the agent/registered representative to confirm on the application that the Owner has an insurable interest in the Annuitant. We also require that any new Owner after issuance of the Contract to have an insurable interest in the Annuitant. We will seek to void the Contract if we discover it was applied for and issued (or ownership was transferred) based on misinformation, or information that was omitted, in order to evade state insurable interest and other laws enacted to prevent an Owner from using the Contract to profit from the death of a person in whom such Owner does not have an insurable interest.

Assignment

You may assign a non-qualified Contract as collateral security for a loan or other obligation. This kind of assignment is not a change of ownership. But you should understand that your rights, and those of any Beneficiary, are subject to the terms of the assignment. To make, modify or release an assignment, you must provide Notice to Us. Your instructions will take effect as of the date we receive Notice to Us. We require written consent of any Irrevocable Beneficiary before your instructions will take effect. An assignment likely has U.S. federal income tax consequences. You should consult a tax adviser for tax advice. We are not responsible for the validity, tax consequences or other effects of any assignment you choose to make.

Contract Changes — Applicable Tax Law

We have the right to make changes to the Contract so that it continues to qualify as an annuity under applicable U.S. federal income tax law. If we deem it necessary to make such changes for tax reasons, we will give you advance notice of how and when your Contract will likely change.

Right to Examine and Return This Contract

You may return the Contract within 20 days of your receipt of it for any reason or no reason at all, which we refer to as the Right to Examine Period. Your right to return the Contract may extend to 30 days from your receipt of it if the Contract was issued as a replacement contract. If so returned, we will promptly pay you any portion of the Premium paid and not previously Surrendered as of the date the returned Contract is received by us. If you decide to return the Contract, you must deliver it:

To us at our Customer Service Center (the address is specified on page 1); or
To your agent/registered representative.

Non-Waiver

We may, in our discretion, elect not to exercise a right, privilege or option under the Contract. Such election will not constitute our waiver of the right to exercise such right, privilege or option at a later date, nor will it constitute a waiver of any provision of the Contract.

Special Arrangements

We may reduce or waive any Contract charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract

Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, Pennsylvania 19380 is the principal underwriter and distributor of the Contract as well as of contracts issued by our affiliate, ING USA Annuity and Life Insurance Company. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc., or FINRA.

Directed Services LLC does not retain any commissions or compensation that we pay to it for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products, which representatives we refer to as selling firms. Selling firms are also registered with the SEC and are FINRA member firms.

The following is a list of broker/dealers that are affiliated with the Company:

Directed Services LLC	ING Funds Distributor, LLC
ING America Equities, Inc.	ING Investment Advisors, LLC
ING Financial Advisers, LLC	ING Investment Management Services LLC
ING Financial Markets LLC	ShareBuilder Securities Corporation
ING Financial Partners, Inc.	Systematized Benefits Administrators, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to such selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by the Owners of the Contract. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of Premiums. Selling firms may receive commissions of up to 5.0% of Premiums. In addition, selling firms may receive ongoing annual compensation of up to 1.0% of all, or a portion, of values of Contracts sold through such selling firm. Individual representatives may receive all or a portion of the compensation paid to their selling firm, depending on such selling firm’s practices. Commissions and annual compensation, when combined with additional compensation or reimbursement of expenses (as more full described below), could exceed 5.0% of Premiums.

Directed Services LLC has special compensation arrangements with certain selling firms based on such firms’ aggregate or anticipated sales of the Contracts or other specified criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

Marketing/distribution allowances which may be based on the percentages of Premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the calendar year;
Loans or advances of commissions in anticipation of future receipt of Premiums (i.e., a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of the Contract;
Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of Contracts; and
Additional cash or non-cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2009, received the most total dollars of compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked from greatest compensation to least compensation:

1.	Morgan Stanley Smith Barney LLC	14.	National Planning Corporation
2.	LPL Financial Corporation	15.	Wells Fargo Advisors, LLC (Bank Channel)
3.	Merrill Lynch, Pierce, Fenner & Smith, Inc.	16.	Woodbury Financial Services Inc.
4.	ING Financial Partners, Inc.	17.	Wells Fargo Investments LLC
5.	ING Financial Partners, Inc. CAREER	18.	Morgan Keegan and Company Inc.
6.	UBS Financial Services Inc.	19.	PrimeVest Financial Services Inc.
7.	ING Financial Advisers, LLC	20.	Wells Fargo SEC, LLC
8.	Wells Fargo Advisors, LLC	21.	Royal Alliance Associates Inc.
9.	Raymond James Financial Services Inc.	22.	Madison Avenue Securities Inc.
10.	Financial Network Investment Corporation	23.	SII Investments Inc.
11.	Chase Investment SVCS Corp	24.	First Allied Securities Inc.
12.	Securities America Inc.	25.	Securian Financial Services Inc.
13.	Multi-Financial Securities Corporation

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of Premiums and/or a percentage of Accumulation Value. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or “focus firms.”

This is a general discussion of the types and levels of compensation paid by us for sale of our registered annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide such selling firm or registered representative a financial incentive to promote our products, such as the Contract, over those of another company, and may also provide a financial incentive to promote one of our contracts over another, such as the Contract.

State Regulation

We are regulated by the Insurance Department of the State of Connecticut. We are also subject to the insurance laws and regulations of all jurisdictions in which we do business. The Contract offered by this prospectus has been approved where required by such jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business to allow regulators access to our solvency and compliance with state insurance laws and regulations.

Legal Proceedings

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company’s operations or financial position.

Directed Services LLC, the principal underwriter and distributor of the Contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the Contract.

Legal Matters

The Company’s organization and authority, and the Contract’s legality and validity, have been passed on by the Company’s legal department.

Experts

The consolidated financial statements of the Company appearing in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2009 (including schedules appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their reports, which are incorporated by reference, and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Further Information

This prospectus does not reflect all of the information contained in the registration statement, of which this prospectus is part. Portions of the registration statement have been omitted from this prospectus as allowed by the SEC. You may obtain the omitted information from the offices of the SEC, as described below. We are required by the Securities Exchange Act of 1934, as amended, to file periodic reports and other information with the SEC. You may inspect or copy information concerning the Company at the Public Reference Room of the SEC at:

Securities and Exchange Commission 100 F Street NE, Room 1580 Washington, DC 20549

You may also obtain copies of these materials at prescribed rates from the Public Reference Room of the above office. You may obtain information on the operation of the Public Reference Room by calling the SEC at either 1-800-SEC-0330 or 1-202-942-8090.

Our filings are available to the public on the SEC’s website at www.sec.gov. We also make our filings available on our website at www.ing-usa.com/us/aboutING/inginsuranceus/financialreports. (These uniform resource locators (URLs) are inactive textual references only and are not intended to incorporate the SEC website or our website into this prospectus.) When looking for more information about the Contract, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-162420.

Incorporation of Certain Documents by Reference

The SEC allows us to “incorporate by reference” information that we file with the SEC into this prospectus, which means that incorporated documents are considered part of this prospectus. We can disclose important information to you by referring you to those documents. This prospectus incorporates by reference the Annual Report on Form 10-K/A for the year ended December 31, 2009 and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010. These documents contain additional information about the Company and include certified financial statements for the respective periods. Other than these reports, we were not required to file any other reports pursuant to Sections 13(a) or 15(d) of the Securities and Exchange Act since the end of the fiscal year covered by that Form 10-K/A.

You may request a free copy of any documents incorporated by reference in this prospectus (including any exhibits that are specifically incorporated by reference in them). Please direct your request to:

ING Customer Service Center P.O. Box 10450 Des Moines, Iowa 50306-0450 (888) 854-5950

Inquiries

You may contact us directly by writing or calling us at the address or phone number shown above.

United States Federal Income Tax Considerations

Introduction

The Contract is designed to be treated as an annuity for U.S. federal income tax purposes. The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

Your tax position (or the tax position of the designated Beneficiary, as applicable) may influence the U.S.
federal taxation of amounts held, or paid out, under the Contract;
Tax laws change. It is possible that a change in the future could retroactively affect contracts issued in the past, including your Contract;
This section addresses some, but not all, applicable U.S. federal income tax rules and does not discuss U.S.
federal estate and gift tax implications, state and local taxes, taxes of any foreign jurisdiction or any other tax provisions; and
We do not make any guarantee about the tax treatment of the Contract or transactions involving the
Contract.

The information provided herein is not tax advice. For advice about the effect of U.S. federal income tax laws affecting the Contract, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract, you should consult a tax adviser.

Types of Contracts: Non-Qualified and Qualified

Non-qualified annuity contracts are purchased with after-tax money to save money for retirement in exchange for the right to receive annuity payments for either a specified period of time or over the lifetime of an individual. Qualified annuity contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from retirement plans, pre-tax contributions to Individual Retirement Annuities (“IRA”) or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Section 408 or 408A of the Code, respectively.

Taxation of Non-Qualified Contracts

Premiums

You may not deduct the amount of premiums paid into a non-qualified annuity contract.

Taxation of Gains Prior to Distribution

     Section 72 of the Code governs the general U.S. federal income taxation of annuity contracts. If the owner of a non-qualified annuity contract is a natural person (e.g., an individual), generally such owner will not be taxed on increases in the value of his or her non-qualified contract until a distribution occurs or until annuity payments begin. An agreement to assign or pledge any portion of the contract’s value generally will be treated as a distribution. To be eligible to defer U.S. federal income taxation on the increases in the value of the contract, each of the following requirements must be satisfied.

1.	Required Distributions. To be treated as an annuity contract for U.S. federal income tax purposes, the Code requires any non-qualified contract to contain certain provisions specifying how the owner’s interest will be distributed in the event of the owner’s death. As a result, your Contract contains certain provisions that are intended to comply with these Code requirements.

Different distribution requirements apply if the contract owner’s death occurs:

After he or she begins receiving annuity payments under the contract; or
Before he or she begins receiving such distributions.

If the contract owner’s death occurs after he or she begins receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of such contract owner’s death.

If the contract owner’s death occurs before he or she begins receiving annuity payments, such contract owner’s entire balance must be distributed within five years after the date of his or her death. For example, if the contract owner died on September 1, 2009, his or her entire balance must be distributed by August 31, 2014. However, if distributions begin within one year of such contract owner’s death, then payments may be made over either of the following two timeframes:

Over the life of the designated beneficiary; or
Over a period not extending beyond the life expectancy of the designated beneficiary.

Under the terms of the Contract, if the designated Beneficiary is your spouse, your Contract may be continued after your death with the surviving spouse as the new Contract Owner.

There are currently no regulations interpreting these Code requirements; however, if such requirements are clarified by regulation or otherwise, we will review the distribution provisions in your Contract and, if necessary, modify them to assure that such provisions comply with the applicable requirements.

2. Owners of Non-Qualified Contracts That Are Not Natural Persons. If the owner of a non-qualified annuity contract is not a natural person, such contract generally is not treated as an annuity for U.S. federal income tax purposes and any income on such contract during the applicable taxable year is taxable as ordinary income. The income on the contract during the applicable taxable year is equal to any increase in the contract’s value over the “investment in the contract” (generally, the premiums or other consideration paid for such contract less any nontaxable withdrawals) during such taxable year. There are certain exceptions to this rule, and a non-natural person considering an investment in the Contract should consult with its tax adviser prior to purchasing the Contract. If the Contract Owner is not a natural person and the primary Annuitant dies, the same rules apply on the death of the primary Annuitant as outlined above for the death of a Contract Owner.

When the contract owner is a non-natural person, a change in the Annuitant is treated as the death of such contract owner.

3. Delayed Annuity Starting Date. If the date on which annuity payments begin under a non-qualified annuity contract occurs, or is scheduled to occur, at a time after the Annuitant has, or will have, reached an advanced age (e.g., after age 85), it is possible that such contract will not be treated as an annuity for U.S. federal income tax purposes. In that event, the income and gains under such contract could be currently includible in the contract owner’s taxable income.

Taxation of Distributions

     General. When a withdrawal from a non-qualified annuity contract occurs, the amount received will be treated as ordinary income, subject to U.S. federal income tax, up to an amount equal to the excess, if any, of the contract’s value immediately prior to the distribution (without regard to the amount of any Surrender Charge) over the contract owner’s investment in the contract at such time. Investment in the contract generally is equal to the amount of all premiums paid into the contract, plus amounts previously included in taxable income as a result of certain loans, assignments, pledges and gifts, less the aggregate amount of non-taxable distributions previously made under such contract.

In the case of a Surrender of a non-qualified annuity contract, the amount received generally will be taxable only to the extent it exceeds the contract owner’s investment in such contract (i.e., the cost basis).

     10% Penalty Tax. A distribution from a non-qualified annuity contract may be subject to a U.S. federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions from non-qualified contracts if such distributions are:

Made on or after the taxpayer reaches age 59½;
Made on or after the death of the contract owner (or the Annuitant, if the contract owner is a non-natural person);
Attributable to the taxpayer’s becoming “disabled,” as defined in the Code;
Made as part of a series of substantially equal periodic payments (which payments are made at least annually) over the life or the life expectancy of the taxpayer, or the joint lives or joint life expectancies of the taxpayer and his, her or its designated beneficiary; or
Allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an “immediate annuity,” as defined in the Code. Other exceptions may be applicable under certain circumstances, and special rules may be applicable in connection with the exceptions listed above. You should consult a tax adviser with regard to whether any distributions from your Contract meet the exceptions from the 10% penalty tax as provided in the Code.

     Tax-Free Exchanges. Section 1035 of the Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the “investment in the contract” in the old contract will carry over to the new contract. You should consult with your tax adviser regarding procedures for making a Section 1035 exchange.

If your Contract is acquired through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions from your Contract, other than Annuity Payments, will be treated, for U.S. federal income tax purposes, as coming:

First, from any remaining “investment in the contract” made prior to August 14, 1982 and exchanged into your Contract;
Second, from any “income on the contract” attributable to the investment made prior to August 14, 1982;
Third, from any remaining “income on the contract”; and
Fourth, from any remaining “investment in the contract.”

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another annuity contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals, surrenders or annuity payments (annuitizations) from either an original contract or a new contract during the 12 month period following the partial exchange may retroactively negate the tax-free treatment of the partial exchange. If this occurs, the partial surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract. Furthermore, if the partial exchange occurred prior to the contract owner reaching age 59½, the contract owner may be subject to an additional 10% tax penalty. A taxable event may be avoided if certain requirements identified as a qualifying event are satisfied. We are not responsible for the manner in which any other insurance companies administer, recognize or report, for U.S. federal income tax purposes, Section 1035 exchanges and partial exchanges and what the ultimate tax treatment may be by the IRS. You should consult with your tax adviser with respect to any proposed Section 1035 exchange or partial exchange prior to proceeding with any such transaction with respect to your Contract.

     Taxation of Annuity Payments. Although the U.S. federal income tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment generally is not taxed as ordinary income, while the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment generally is determined in a manner that is designed to allow the contract owner to recover his, her or its investment in the annuity contract ratably on a tax-free basis over the expected stream of annuity payments when annuity payments begin. Once the investment in such contract has been fully recovered, the full amount of each subsequent annuity payment will be subject to tax as ordinary income.

     Death Benefit. Amounts may be distributed from an annuity contract, such as the Contract, because of the contract owner’s death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, such amounts are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, such amounts are taxed in the same way as annuity payments. As discussed above, the Code contains special rules that specify how the contract owner’s interest in a non-qualified contract will be distributed and taxed in the event of the contract owner’s death.

     Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified annuity contract, the selection of certain annuity dates or the designation of an Annuitant or payee other than a contract owner may result in certain tax consequences that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. You should consult your tax adviser regarding the potential tax effects of any transfer, pledge, assignment, or designation or exchange of your Contract or any portion of your contract value.

     Immediate Annuities. Under Section 72 of the Code, an “immediate annuity” means an annuity (i) that is purchased with a single premium, (ii) with annuity payments starting within one year from the date of purchase, and (iii) that provides a series of substantially equal periodic payments made at least annually. Your Contract is not designed as an immediate annuity. If your Contract were treated as an immediate annuity, it could affect the U.S. federal income tax treatment of your Contract with respect to (a) the application of certain exceptions from the 10% early withdrawal penalty, (b) ownership, if the Owner is not a natural person, and (c) certain exchanges.

     Multiple Contracts. U.S. federal income tax laws require that all non-qualified annuity contracts that are issued by a company or its affiliates to the same owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) of the Code through the serial purchase of annuity contracts or otherwise.

     Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under your Contract unless the intended recipient of such distribution notifies us at or before the time of the distribution that the recipient elects not to have any amounts withheld. Withholding is mandatory, however, if the intended recipient of such distribution fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic Annuity Payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have U.S. federal income tax withheld, you are still liable for payment of U.S. federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to their residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service Center. Contact information appears on page 1.

If you or your designated Beneficiary is a non-resident alien, withholding is governed by Section 1441 of the Code based your or your designated Beneficiary’s citizenship, country of domicile and treaty status, and we may require additional documentation or information prior to processing any requested transaction.

Taxation of Qualified Contracts

General

     The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. Qualified annuity contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from retirement plans, pre-tax contributions to IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively. The ultimate effect of U.S. federal income taxes on the amounts held under a qualified contract, or on annuity payments from a qualified contract, depends on the type of qualified contract and your tax position. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified retirement plan in order to continue receiving favorable tax treatment.

Under U.S. federal income tax laws, earnings on amounts held in qualified annuity contracts used as an IRA or Roth IRA generally are not taxed until they are withdrawn. It is not necessary, however, to purchase a qualified contract to obtain the favorable tax treatment accorded to an IRA or Roth IRA under Sections 408 or 408A of the Code, respectively. A qualified contract, therefore, does not provide any tax benefits beyond the deferral already available to an IRA or Roth IRA under the Code. Qualified contracts do provide other features and benefits (such as guaranteed living benefits and/or Death Benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss the alternatives available to you with your financial adviser, taking into account the additional fees and expenses you may incur in purchasing a qualified contract, such as the Contract.

Adverse tax consequences may result from: (i) contributions in excess of specified limits; (ii) distributions before age 59½ (subject to certain exceptions); (iii) distributions that do not conform to specified commencement and minimum distribution rules; and (iv) certain other specified circumstances. Some qualified contracts may be subject to additional distribution or other requirements that are not incorporated into your Contract. No attempt is made to provide more than general information about the use of this Contract as a qualified contract. Contract Owners, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under qualified contracts may be subject to the terms and conditions of the retirement plans or programs themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict any language of the Contract, unless we consent to be so bound.

Contract Owners and Beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should consult your legal and tax advisers regarding the suitability of the Contract for your particular situation.

Tax Deferral

     The following discussion assumes that a qualified contract is purchased with premium payments that are comprised solely of proceeds from retirement plans, pre-tax contributions to IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively.

     Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity. IRAs are subject to limits on (i) the amounts that can be contributed, (ii) the deductible amount of the contribution and (iii) the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be “rolled over” on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension (“SEP”) plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a one-year period. You should be aware that sales of the Contract for use with IRAs may be subject to special requirements imposed by the IRS.

The IRS has not reviewed the Contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the Contract’s Death Benefit provisions comply with IRS qualification requirements. You should consult with your tax adviser in connection with purchasing the Contract as an IRA.

     Roth IRAs. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not deductible, are subject to certain limitations and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a one-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which such conversion was made.

Sales of the Contract for use with a Roth IRA may be subject to special requirements imposed by the IRS. The IRS has not reviewed the Contract described in this prospectus for qualification as a Roth IRA and has not addressed, in a ruling of general applicability, whether the Contract’s Death Benefit provisions comply with IRS qualification requirements. You should consult with your tax adviser in connection with purchasing the Contract as a Roth IRA.

Contributions

     In order to be excludable from gross income for U.S. federal income tax purposes, total annual contributions to certain qualified contracts are limited by the Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General

     Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from your Contract including withdrawals, Annuity Payments, rollovers, exchanges and payment of the Death Benefit proceeds. We report the taxable portion of all distributions to the IRS.

     Individual Retirement Annuities. All distributions from an IRA are taxed when received unless either one of the following is true:

The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Code; or
The IRA owner made after-tax contributions to the IRA (e.g., Roth). In this latter case, the distribution will be taxed according to the rules detailed in the Code.

The Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

The IRA owner has attained age 59½;
The IRA owner has become “disabled,“ as defined in the Code;
The IRA owner has died and the distribution is to the beneficiary of such IRA;
The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Code;
The distribution is made due to an IRS levy upon the IRA owner’s plan;
The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order
(“QDRO”); or
The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, for a qualified first-time home purchase, or for higher education expenses.

     Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution that is both:

Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to the Roth IRA’s owner; and
(a) Made after the Roth IRA owner (i) attains age 59½, (ii) dies, or (iii) becomes “disabled,” as defined in the Code, or (b) Is for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions that is not taxable and then as taxable accumulated earnings.

The Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have been met. In general, the exceptions from imposition of the 10% penalty on distributions from an IRA listed above also apply to a distribution from a Roth IRA. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, for a qualified first-time home purchase, or for higher education expenses.

     Special Disaster Relief. In 2005, 2007 and 2008 Congress temporarily provided taxpayers with certain kinds of relief which eased the complex rules covering withdrawals by individuals who suffered economic losses due to natural disasters such as Hurricanes Katrina, Rita and Wilma as well as tornados and floods. Please consult a qualified tax adviser for further information if there is any question as to whether such relief is available.

     Lifetime Required Minimum Distributions (IRAs only). To avoid certain tax penalties, you and any designated Beneficiary must also meet the minimum distribution requirements imposed by the Code. These rules may dictate the following:

The start date for distributions;
The time period in which all amounts in your account(s) must be distributed; and
Distribution amounts.

     Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from your Contract over a period not extending beyond one of the following time periods:

Over your life or the joint lives of you and your designated Beneficiary; or
Over a period not greater than your life expectancy or the joint life expectancies of you and your designated Beneficiary.

     Distribution Amounts. The amount of each required distribution must be calculated in accordance with Section 401(a)(9) of the Code. The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

     50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

     Required Distributions upon Death (IRAs and Roth IRAs Only). Different distribution requirements apply to qualified contracts after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Section 401(a)(9) of the Code provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under your Contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2006, your entire balance must be distributed to the designated Beneficiary by December 31, 2011. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated Beneficiary, then payments may be made over either of the following time frames:

Over the life of the designated Beneficiary; or
Over a period not extending beyond the life expectancy of the designated Beneficiary.

     Start Dates for Spousal Beneficiaries. If the designated Beneficiary is your spouse, distributions must begin on or before the later of the following:

December 31 of the calendar year following the calendar year of your death; or
December 31 of the calendar year in which you would have attained age 70½.

     No Designated Beneficiary. If there is no designated Beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of your death.

     Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated Beneficiary is the Contract Owner’s surviving spouse, the spousal Beneficiary may elect to treat the Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse will be deemed to have made such an election if the surviving spouse makes a rollover to or from the Contract or fails to take a distribution within the required time period.

Withholding

     Any taxable distributions under the Contract are generally subject to withholding. U.S. federal income tax liability rates vary according to the type of distribution and the recipient’s tax position.

     IRAs and Roth IRAs. Generally, you or, if applicable, a designated Beneficiary may elect not to have tax withheld from distributions.

     Non-resident Aliens. If you or your designated Beneficiary is a non-resident alien, then any withholding is governed by Section 1441 of the Code based on your or your designated Beneficiary’s citizenship, country of domicile and treaty status, and we may require additional documentation prior to processing any requested information.

Assignment and Other Transfers

     IRAs and Roth IRAs. The Code does not allow a transfer or assignment of your rights under the IRA Contracts or Roth IRA Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in such a Contract to persons other than your spouse incident to a divorce. You should consult your tax adviser regarding the potential tax effects of such a transaction if you are contemplating such an assignment or transfer.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation rulings and other interpretations thereof is uncertain, there is always the possibility that the tax treatment of the Contract could change by such means. It is also possible that any such change could be retroactive (i.e., effective before the date of the change). You should consult a tax adviser with respect to legislative and regulatory developments and their potential effect on the Contract.

Same-Sex Marriages

Pursuant to Section 3 of the federal Defense of Marriage Act (“DOMA”), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser. In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner’s spouse.

Taxation of Company We are taxed as a life insurance company under the Code.